9/27

06017225

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Gigante

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

FILE NO. 82- 3142

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/2/06

White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (5255) 5540 9600
Fax (5255) 5540 9699
www.whitecase.com

WHITE & CASE

RECEIVED
2006 SEP 27 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 6, 2006

AR/S
12-31-05

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./Rule 12g3-2(b) File Number **82-3142**

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Gigante, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English version of the Company's financial report for the first quarter of 2006, provided to the Mexican Stock Exchange (the "BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the resolutions adopted at the Company's General Ordinary and Extraordinary Shareholder's Meeting held on April 18, 2006;

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B), (C) and (iii), the Company's 2005 Annual Report provided to the shareholders;

D. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English summary translation of the executive summary of the Annual Report for the year 2005 submitted on June 29, 2006 to the National Banking and Securities Commission ("CNBV") and to the BMV, in compliance with the General Rules applicable to Public Companies and Other Participants in the Securities Market (the "General Rules") issued by the CNBV;

E. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English summary of the contents of the Report on Compliance with the Best Corporate Practices Code submitted on June 29, 2006 to the CNBV and to the BMV, in compliance with the General Rules issued by the CNBV;

F. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A)(B) and (iii), an English version of a press release dated July 28, 2006 regarding the Company's second quarter 2006 results;

G. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A)(B) and (iii), an English translation of information made public to investors through EMISNET ("EMISNET"), an electronic financial information system of the BMV, regarding the Company's debt issuance, dated April 17, 2006; and

H. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A)(B) and (iii), an English translation of information made public to investors through EMISNET, regarding resolutions adopted at the Company's General Ordinary and Extraordinary Shareholders' Meeting, dated April 19, 2006.

As stated in Rule 12g3-2(b)(5), the Company understands that the furnishing to the Securities and Exchange Commission of the information set forth above and the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Sean Goldstein

Enclosures

cc: Martha Olimpia Rodríguez

MEXICAN STOCK EXCHANGE

A

STOCK EXCHANGE CODE: GIGANTE QUARTER: 2 YEAR: 2006
GRUPO GIGANTE, S.A. DE C.V..

RECEIVED
2006 SEP 27 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALANCE SHEETS
AS OF JUNE 30 OF 2006 AND 2005 CONSOLIDATED
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**21,999,560**	**100**	**22,880,656**	**100**
s02	**CURRENT ASSETS**	**5,557,135**	**25**	**6,426,728**	**28**
s03	CASH AND SHORT-TERM INVESTMENTS	406,139	2	307,813	1
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	288,344	1	374,054	2
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	785,905	4	897,458	4
s06	INVENTORIES	3,827,243	17	4,555,625	20
s07	OTHER CURRENT ASSETS	249,504	1	291,778	1
s08	**LONG-TERM**	**204,980**	**1**	**197,490**	**1**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	204,980	1	197,490	1
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**15,371,565**	**70**	**15,434,963**	**67**
s13	LAND AND BUILDINGS	15,920,523	72	15,271,452	67
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	7,761,742	35	7,680,987	34
s16	ACCUMULATED DEPRECIATION	8,475,113	39	7,871,124	34
s17	CONSTRUCTION IN PROGRESS	164,413	1	353,648	2
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**667,605**	**3**	**579,412**	**3**
s19	**OTHER ASSETS**	**198,275**	**1**	**242,063**	**1**
s20	**TOTAL LIABILITIES**	**9,373,883**	**100**	**9,455,581**	**100**
s21	**CURRENT LIABILITIES**	**5,133,011**	**55**	**6,436,093**	**68**
s22	SUPPLIERS	3,861,902	41	4,707,889	50
s23	BANK LOANS	6,809	0	783,501	8
s24	DEBT ISSUANCES	0	0	0	0
s25	TAXES PAYABLE	61,063	1	152,757	2
s26	OTHER CURRENT LIABILITIES	1,203,237	13	791,946	8
s27	**LONG-TERM LIABILITIES**	**3,034,903**	**32**	**1,819,305**	**19**
s28	BANK LOANS	55,001	1	1,781,532	19
s29	DEBT ISSUANCES	2,939,820	31	0	0
s30	OTHER LOANS	40,082	0	37,773	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON-CURRENT LIABILITIES**	**1,205,969**	**13**	**1,200,183**	**13**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**12,625,677**	**100**	**13,425,075**	**100**
s34	**MINORITY INTEREST**	**98,502**	**1**	**65,563**	**0**
s35	**MAJORITY INTEREST**	**12,527,175**	**99**	**13,359,512**	**100**
s36	**CONTRIBUTED CAPITAL**	**9,521,053**	**75**	**9,520,940**	**71**
s79	CAPITAL STOCK	2,506,312	20	2,506,294	19
s39	PREMIUM ON ISSUANCE OF SHARES	7,014,741	56	7,014,646	52
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**3,006,122**	**24**	**3,838,572**	**29**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	15,856,897	126	16,266,182	121
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(12,900,179)	(102)	(12,487,470)	(93)
s80	SHARES REPURCHASED	49,404	0	59,860	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2**

YEAR: **2006**

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**406,139**	**100**	**307,813**	**100**
s46	CASH	215,730	53	146,287	48
s47	SHORT-TERM INVESTEMENTS	190,409	47	161,526	52
s07	**OTHER CURRENT ASSETS**	**249,504**	**100**	**291,778**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHERS	249,504	100	291,778	100
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**667,605**	**100**	**579,412**	**100**
s48	DEFERRED EXPENSES (NET)	175,077	26	138,730	24
s49	GOODWILL	436,639	65	438,339	76
s51	OTHER	55,889	8	2,343	0
s19	**OTHER ASSETS**	**198,275**	**100**	**242,063**	**100**
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFFERED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	198,275	100	242,063	100
s21	**CURRENT LIABILITIES**	**5,133,011**	**100**	**6,436,093**	**100**
s52	FOREIGN CURRENCY LIABILITIES	659,679	13	385,177	6
s53	MEXICAN PESO LIABILITIES	4,473,332	87	6,050,916	94
s26	**OTHER CURRENT LIABILITIES**	**1,203,237**	**100**	**791,946**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	35,795	3	0	0
s89	INTEREST LIABILITIES	17,453	1	0	0
s68	PROVISIONS	479,909	40	226,260	29
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	670,080	56	565,686	71
s27	**LONG-TERM LIABILITIES**	**3,034,903**	**100**	**1,819,305**	**100**
s59	FOREIGN CURRENCY LIABILITIES	2,939,820	97	0	0
s60	MEXICAN PESO LIABILITIES	95,083	3	1,819,305	100
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON-CURRENT LIABILITIES**	**1,205,969**	**100**	**1,200,183**	**100**
s66	DEFERRED TAXES	995,247	83	1,136,310	95
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	207,438	17	63,873	5
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	3,284	0	0	0
s79	**CAPITAL STOCK**	**2,506,312**	**100**	**2,506,294**	**100**
s37	CAPITAL STOCK (NOMINAL)	105,188	4	105,204	4
s38	RESTATEMENT OF CAPITAL STOCK	2,401,124	96	2,401,090	96

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: **2** YEAR: **2006**
GRUPO GIGANTE, S.A. DE C.V.

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**15,856,897**	**100**	**16,266,182**	**100**
s93	LEGAL RESERVE	152,976	1	152,942	1
s43	RESERVE FOR REPURCHASE OF SHARES	1,648,076	10	1,638,645	10
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	14,407,795	91	14,606,966	90
s45	NET INCOME FOR THE PERIOD	(351,950)	(2)	(132,371)	(1)
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**(12,900,179)**	**100**	**(12,487,470)**	**100**
s70	ACCUMULATED MONETARY RESULT	(310,729)	2	(310,729)	2
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(11,384,209)	88	(10,972,657)	88
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	20,034	0	20,034	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(1,224,118)	9	(1,224,118)	10
s99	LABOR OBLIGATION ADJUSTMENT	(1,157)	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 2 YEAR: **2006**

GRUPO GIGANTE, S.A. DE C.V.

BALANCE SHEETS
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	3,502	587
s63	OTHER LOANS WITH COST	40,082	61,768
s72	WORKING CAPITAL	424,124	(9,365)
s73	PENSION FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	563	591
s75	EMPLOYEES (*)	11,961	12,244
s76	WORKERS (*)	19,507	19,985
s77	OUTSTANDING SHARES (*)	982,461,577	982,615,977
s78	REPURCHASED SHARES (*)	3,838,367	3,683,967
s101	RESTRICTED CASH	24,823	94,074
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE | QUARTER: **2** | YEAR: **2006**

GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30 OF 2006 AND 2005
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**15,049,950**	**100**	**15,304,471**	**100**
r02	COST OF SALES	11,547,157	77	11,892,659	78
r03	**GROSS PROFIT**	**3,502,793**	**23**	**3,411,812**	**22**
r04	OPERATING EXPENSES	3,307,402	22	3,245,860	21
r05	**OPERATING INCOME**	**195,391**	**1**	**165,952**	**1**
r06	INTEGRAL FINANCING COST	316,428	2	156,443	1
r07	**INCOME AFTER INTEGRAL FINANCING COST**	**(121,037)**	**(1)**	**9,509**	**0**
r08	OTHER EXPENSE AND INCOME (NET)	29,856	0	51,313	0
r44	SPECIAL ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING**	**(150,893)**	**(1)**	**(41,804)**	**0**
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	74,575	0	49,940	0
r11	**NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING**	**(225,468)**	**(1)**	**(91,744)**	**(1)**
r12	EQUITY NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	**0**	0	**0**	0
r13	**CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS**	**(225,468)**	**(1)**	**(91,744)**	**(1)**
r14	INCOME FROM DISCONTINUED OPERATIONS	**0**	0	**0**	0
r15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(225,468)**	**(1)**	**(91,744)**	**(1)**
r16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	**125,079**	1	**37,881**	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	**0**	0	**0**	0
r18	**NET CONSOLIDATED INCOME**	**(350,547)**	**(2)**	**(129,625)**	**(1)**
r19	NET INCOME OF MINORITY INTEREST	**1,403**	0	**2,746**	0
r20	**NET INCOME OF MAJORITY INTEREST**	**(351,950)**	**(2)**	**(132,371)**	**(1)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2006**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**15,049,950**	**100**	**15,304,471**	**100**
r21	DOMESTIC	14,225,036	95	14,535,446	95
r22	FOREIGN	824,914	5	769,025	5
r23	TRASLATED INTO DOLLARS (***)	72,995	0	68,049	0
r06	**INTEGRAL FINANCING COST**	**316,428**	**100**	**156,443**	**100**
r24	INTEREST EXPENSE	169,396	54	214,747	137
r42	LOSS (GAIN) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	134,490	43	0	0
r26	INTEREST INCOME	12,613	4	17,833	11
r46	OTHER FINANCIAL PRODUCTS	(2,931)	(1)	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	71,445	23	11,251	7
r28	RESULT FROM MONETARY POSITION	(49,221)	(16)	(51,722)	(33)
r10	**PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING**	**74,575**	**100**	**49,940**	**100**
r32	INCOME TAX	0	0	16,696	33
r33	DEFERRED INCOME TAX	72,852	98	32,422	65
r34	EMPLOYEES' PROFIT SHARING EXPENSES	1,723	2	822	2
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 2 YEAR: 2006
GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF INCOME
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	14,941,884	15,172,304
r37	TAX RESULT FOR THE PERIOD	0	0
r38	NET SALES (**)	31,023,178	31,977,921
r39	OPERATING INCOME (**)	488,179	911,709
r40	NET INCOME OF MAJORITY INTEREST (**)	(429,117)	369,728
r41	NET CONSOLIDATED INCOME (**)	(419,698)	369,879
r47	OPERATING DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	400,072	411,019

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE	QUARTER: 2	YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME
FROM APRIL 1 TO JUNE 30 OF 2006 AND 2005
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**7,685,849**	**100**	**7,578,947**	**100**
r02	COST OF SALES	5,866,033	76	5,913,074	78
r03	**GROSS PROFIT**	**1,819,816**	**24**	**1,665,873**	**22**
r04	OPERATING EXPENSES	1,675,018	22	1,650,809	22
r05	**OPERATING INCOME**	**144,798**	**2**	**15,064**	**0**
r06	INTEGRAL FINANCING COST	255,827	3	108,422	1
r07	**INCOME AFTER INTEGRAL FINANCING COST**	**(111,029)**	**(1)**	**(93,358)**	**(1)**
r08	OTHER EXPENSE AND INCOME (NET)	30,874	0	33,787	0
r44	SPECIAL ITEMS				
r09	**INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT**	**0**	**0**	**0**	**0**
	SHARING	**(141,903)**	**(2)**	**(127,145)**	**(2)**
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	49,877	1	26,156	0
r11	**NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING**	**(191,780)**	**(2)**	**(153,301)**	**(2)**
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	**CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS**	**(191,780)**	**(2)**	**(153,301)**	**(2)**
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(191,780)**	**(2)**	**(153,301)**	**(2)**
r16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	38,720	1	18,714	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**(230,500)**	**(3)**	**(172,015)**	**(2)**
r19	NET INCOME OF MINORITY INTEREST	293	0	575	0
r20	**NET INCOME OF MAJORITY INTEREST**	**(230,793)**	**(3)**	**(172,590)**	**(2)**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2**

YEAR: **2006**

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**7,685,849**	**100**	**7,578,947**	**100**
rt21	DOMESTIC	7,272,115	95	7,199,165	95
rt22	FOREIGN	413,734	5	379,782	5
rt23	TRANSLATED INTO DOLLARS (***)	36,610	0	33,606	0
rt06	**INTEGRAL FINANCING COST**	**255,827**	**100**	**108,422**	**100**
rt24	INTEREST EXPENSE	85,629	33	104,936	97
rt42	LOSS (GAIN) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	86,197	34	0	0
rt26	INTEREST INCOME	7,173	3	6,469	6
rt46	OTHER FINANCIAL PRODUCTS	(1,987)	(1)	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	71,868	28	10,488	10
rt28	RESULT FROM MONETARY POSITION	17,319	7	(533)	0
rt10	**PROVISIONS FOR INCOME TAXES AND EMPLOYEE'S PROFIT SHARING**	**49,877**	**100**	**26,156**	**100**
rt32	INCOME TAX	0	0	(6,268)	(24)
rt33	DEFERRED INCOME TAX	48,266	97	31,656	121
rt34	EMPLOYEE PROFIT SHARING EXPENSES	1,611	3	768	3
rt35	DEFERRED EMPLOYEE'S PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2**

YEAR: **2006**

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
rt47	OPERATING DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	187,169	203,464

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 2 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM APRIL 1 TO JUNE 30 OF 2006 AND 2005
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**(350,547)**	**(129,625)**
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	420,849	254,565
c03	**RESOURCES FROM NET INCOME FOR THE PRIOD**	**70,302**	**124,940**
c04	RESOURCES FROM CHANGES IN WORKING CAPITAL	64,084	191,067
c05	**RESOURCES PROVIDED BY (USED IN) OPERATING ACTIVITIES**	**134,386**	**316,007**
c06	RESOURCES PROVIDED BY (USED IN) EXTERNAL FINANCING ACTIVITIES	218,781	(127,600)
c07	RESOURCES PROVIDED BY (USED IN) INTERNAL FINANCING ACTIVITIES	(1,445)	44,325
c08	**RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES**	**217,336**	**(83,275)**
c09	**RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES**	**(486,027)**	**(567,458)**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(134,305)	(334,726)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	540,444	642,539
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	406,139	307,813

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 2 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**420,849**	**254,565**
c13	DEPRECIATION AND AMORTIZATION FOR THE PERIOD	400,072	409,987
c41	+(-) OTHER ITEMS	20,777	(155,422)
c04	**RESOURCES FRON CHANGES IN WORKING CAPITAL**	**64,084**	**191,067**
c18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	96,592	439,782
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	527,355	(312,846)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	2,004	(12,853)
c21	+(-) INCREASE (DECREASE) IN SUPPLIER	(648,558)	545,474
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	86,691	(468,490)
c06	**RESOURCES PROVIDED BY (USED IN) EXTERNAL FINANCING ACTIVITIES**	**218,781**	**(127,600)**
c23	+ BANK FINANCING	(2,721,039)	(127,600)
c24	+ STOCK MARKET FINANCING	2,939,820	0
c25	+ DIVIDENDS RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED IN) INTERNAL FINANCING ACTIVITIES**	**(1,445)**	**44,325**
c30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	(138)	550
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(1,307)	43,775
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES**	**(486,027)**	**(567,458)**
c34	+(-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	29	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(500,238)	(629,162)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	75,253	75,856
c39	+(-) OTHER ITEMS	(61,071)	(14,152)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2**

YEAR: **2006**

CONSOLIDATED

RATIOS
CONSOLIDATED

Final Printing

REF P		CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(2.32)	%	(0.86)	%
p02	NET INCOME TO STOCKHOLDERS EQUITY (**)	(3.42)	%	2.76	%
p03	NET INCOME TO TOTAL ASSETS (**)	(1.90)	%	1.61	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(14.04)	%	(39.90)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.41	times	1.39	times
p07	NET SALES TO FIXED ASSETS (**)	2.01	times	2.07	times
p08	INVENTORY TURNOVER (**)	6.21	times	5.53	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2.99	days	3.82	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.50	%	16.90	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	42.60	%	41.32	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.74	times	0.70	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	38.39	%	4.07	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	19.74	%	11.78	%
p15	OPERATING INCOME TO INTEREST PAID	1.15	times	0.77	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.30	times	3.38	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.08	times	0.99	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.33	times	0.29	times
p19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.59	times	0.67	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.91	%	4.78	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	0.46	%	0.81	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.42	%	1.24	%
p23	RESOURCES PROVIDED BY (USED IN) OPERATING ACTIVITIES TO INTEREST PAID	0.79	times	1.47	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED IN) FINANCING	100.66	%	153.22	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED IN) FINANCING	(0.66)	%	(53.22)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PRVIDED BY (USED IN) INVESTMENT ACTIVITIES	102.92	%	110.87	%

(**) THESE RATIOS TAKE INTO CONSIDERATION DATA FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 2 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED

DATA PER SHARE
CONSOLIDATED INFORMATION

Final Printing

REF D		CURRENT YEAR			PREVIOUS YEAR		
d01	BASIC EARNINGS PER ORDINARY SHARE (**)	$	(0.44)		$	0.09	
d02	BASIC EARNINGS PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED EARNINGS PER ORDINARY SHARE (**)	$	(0.44)		$	0.09	
d04	CONTINUING OPERATING EARNINGS PER COMMON SHARE (*	$	(0.44)		$	0.09	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY EARNINGS AND LOSS ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.13		$	0.04	
d07	EFFECT OF CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	12.75		$	13.60	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO BOOK VALUE		0.49	times		0.54	times
d12	MARKET PRICE TO BASIC EARNINGS PER ORDINARY SHARE (**)		(14.43)	times		79.21	times
d13	MARKET PRICE TO BASIC EARNINGS PER PREFERRED SHARE (**)		0.00	times		0.00	times

(**) DATA PER SHARE CALCULATED USING THE NET INCOME FOR THE LAST TWELVE MONTHS

MEXICO CITY STOCK EXCHANGE
SIFIC / ICS

Ticker: Gigante **Quarter: 2**
Grupo Gigante, S.A. de C.V. **Year: 2006**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ANNEX 1

Consolidated
Final Printing

July 28, 2006

The Company's total sales for the second quarter of the year were $7,686 million pesos, an increase of 1.4% in real terms compared to the same period of 2005. Same store sales for this quarter showed a decrease of 0.4%. This result corresponds to the good performance of the Toks, Radio Shack and Office Depot businesses, as well as to the constant effort in updating the Company's image, remodeling and improvement of our supermarket formats, in which we offer competitive prices. Likewise, those units recently remodeled under the concept "New Image" show a positive trend, increasing their average sales 10% in real terms compared to the same period of 2005.

Gross margin was 23.7%, 170 basis points higher than the gross margin obtained during the second quarter of 2005. During the quarter, gross profit rose to $1,820 million pesos, which represents an increase of 9.2% compared to the same period of the last year, as a result of an increase in sales as well as better negotiations with suppliers.

Operating expenses for the quarter were 1,675 million pesos, increasing 1.5% in real terms, primarily as a result of the openings in the Bodega Gigante, SuperPrecio, Radio Shack and Office Depot businesses. The operating income for the quarter was $145 million pesos, which was 8.6 times higher than the $15 million pesos registered during the second quarter of 2005.

As a consequence of the growth in sales and in the gross margin, the operating cash flow for the second quarter registered an increase of 51.9% compared to the same period of the previous year, reaching $332 million pesos.

The comprehensive financial cost for the quarter was $256 million pesos, showing a real increase of 136% compared to the same period last year, mainly as a result of the hedge accounting effect resulting from the Notes issued on April 13, 2006. Comprehensive financial cost includes $72 million pesos derived from exchange fluctuations, $68 million pesos of which corresponds to the Notes mentioned above and $36 million pesos represent the market-to- market position.
During the second quarter, the Company registered a prepayment penalty cost equal to $27 million pesos, resulting from the terms of the previous term loan guaranteed facility. Extraordinary items were $39 million pesos, 1.1 times higher than those registered during the same period of the previous year, primarily due to 19 closures carried out during the first six months of 2006.

As a result of all of the above, the quarter registered a net loss of $231 million pesos. This result was highly influenced by the virtual effects described in comprehensive financial cost, as well as by the supermarket closures and other expenses.

During the second quarter, one Bodega Gigante, two Office Depot, five SuperPrecio and four Radio Shack stores were opened. Additionally, the Company closed one supermarket store of Super Gigante format, one Office Depot Express unit and two SuperPrecio units. Accordingly, the number of units in operation at the end of the quarter reached 581, a total of 1,000,009 square meters in total sales floor area and 12,086 seats.

During the second quarter, the Company's capital expenses reached $500 million pesos. Those resources were used in store's openings, remodeling and logistics.

As a part of the Company's renewal strategy, Grupo Gigante continues remodeling its supermarket formats and improving its commercial, logistic and operating performance. Likewise, the Company continues consolidating its results in the Toks, Office Depot and Radio Shack's businesses.

Sincerely

Ángel Losada Moreno
CEO

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 2**
Grupo Gigante, S.A. de C.V. **Year: 2006**

GENERAL DIRECTOR'S REPORT (1)

Financial Statements Notes

Consolidated
Final Printing

Notes to consolidated financial statements

(In thousands of Mexican pesos of purchasing power as of June 30, 2006)

1. **Basis of presentation**

a. ***Consolidation of financial statements*** - The consolidated financial statements include those of Grupo Gigante, S. A. de C. V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT México, S. A. de C. V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Significant intercompany balances and transactions have been eliminated.

b. ***Translation of financial statements of foreign subsidiaries*** - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, the same accounting polices of the Company are applied. Such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented within cumulative other comprehensive loss. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities; (ii) the exchange rate in effect at the date the contributions were made for common stock; (iii) the exchange rate in effect at the end of the period in which the earnings (losses) were generated for retained earnings; and (iv) the exchange rate in effect at the end of the period for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2005 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest period presented.

c. ***Reclassifications*** - Certain amounts in the financial statements as of and for the quarter ended June 30, 2005 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the quarter ended June 30, 2006.

d. ***Comparability*** - On February 11, 2005 the Company announced the suspension of operations of its subsidiary PSMT México, S. A. de C. V., for which operations were formally suspended on February 28, 2005.

2. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with the Financial Information Rules (NIF) in effect in Mexico, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The Company's management deems that estimates and assumptions used are in accordance with the circumstances. The significant accounting policies of the Company are as follows:

a. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to Mexican pesos of purchasing power as of June 30, 2006. Accordingly, the consolidated financial statements of the prior periods, which are presented for comparative purposes, have been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior periods. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the following two line items:

   Insufficiency in restated stockholders' equity - Insufficiency in restated stockholders' equity, included in cumulative other comprehensive loss, represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets, which resulted from restating certain nonmonetary assets below inflation.

   Monetary position gain - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying National Consumer Price Index (NCPI) factors to monthly net monetary position. Gains losses result from maintaining a net monetary liability position.

b. ***Inventories and cost of sales*** - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

c. ***Property and equipment*** - Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method, based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

   Comprehensive financing cost incurred during the period of construction is capitalized and restated using the NCPI.

d. ***Impairment of long-lived assets in use*** - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, competition and other legal and economic factors.

e. ***Goodwill*** - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI, and at least once a year, is subject to impairment tests.

f. ***Employee retirement obligations*** - Seniority premiums and severance payments at the end of the work relationship are recognized as costs over the employee's years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability being accrued is that which, at present value, will cover the obligation from benefits projected to the estimated retirement dates of the Company's employees. Prior to December 31, 2004, severance payments at the end of the labor relationship were charged to results when the liability was determined to be payable. The Company decided to register the accumulated liabilities as of December 31, 2005 as a temporary liability and its amortization is carried out based on the straight-line method over the average service life of employees who are expected to receive such benefits, which is 10 years.

g. ***Deferred charges*** - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over four years. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred. This caption also includes other intangibles, of licenses and trademarks, that are amortized over their related useful life of 4 and 15 years, respectively.

h. ***Provisions*** - Provisions are recognized for current obligations that (i) result from a past event, (ii) are likely to result in the use of economic resources, and (iii) can be reasonably estimated.

i. ***Income taxes, tax on assets and employee statutory profit sharing*** - Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in results of the period in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

j. ***Foreign currency balances and transactions*** - Foreign currency transactions are recorded at the applicable exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprhensive Financig cost in the consolidated statements of operations.

k. ***Earnings (loss) per share*** - Basic earnings (loss) per common share are calculated by dividing net (loss) income of majority stockholders by the weighted average number of shares outstanding during the period. As the Company has no dilutive securities, basic and diluted earnings per share are the same.

l. ***Fair value of financial securities*** – The book value of temporary investments, accounts receivables and accounts payable are approximated to their fair value, since they are highly irguid securities and interest rates used to calculate interest on these securities are based on market indexes. Interest rates used to calculate interest of the Company's long-term debt are fixed or variable rates directly related to market indexes.

m. ***Derivatives.*** *Th*e Company values derivatives instruments in the income statement at fair value, without considering the purpose of using such derivatives. Whenever derivatives are designated as hedging, the recognition of the fair value depends on whether the hedging is a fair value or cash flow hedging.

The designated hedging derivatives recognize changes in the fair value as follows: (1) if of fair value, changes of derivatives as well as of the covered account are valued in the results, or (2) if of cash flow, are temporarily recognized in the integral income and reclassified to results when the covered account is affected. The ineffective portion of changes in fair value is recognized in the results of the relevant period in the integral financing cost account, whether the derivative is of fair value or a cash flow hedging.

The Company primarily uses interest rate swaps and exchange rates swaps to manage its exposure to changes in interest rates and foreign currency exchange. The Company evidences all hedging transactions, and all purposes and strategies of risk management to carry out derivatives transactions are fully described therein. The Company's policy is to avoid speculative transactions with derivatives.

Certain derivatives, while utilized for hedging purposes from a financial point of view, are not designated as hedging for accounting purposes. Changes in the fair value of these derivatives are recorded in the integral financing cost account.

As of January 1, 2005, hedging derivatives are recorded as an asset or liability without set off with regard to the covered account.

3. Investment in shares

As of June 30, 2006 and 2005, the investment in shares balance is mainly represented by the investment in the shares of PriceSmart Inc. The balance in shares as of June 30, 2006 and 2005 represents an investment in 1,667,333 common shares (6.41%) of PriceSmart Inc., which were purchased on November 23, 2004 at a price of U.S. $10.00 per share. Such investment is accounted for under the cost method.

4. **Notes payable to financial institutions**

The Company has certain short-term unsecured notes payable due to financial institutions. Outstanding borrowings under these arrangements amounted to $1,810 and $83,683 as of June 30, 2006 and 2005 respectively. The weighted average interest rates under these arrangements at June 30, 2006 and 2005 were 7.75% and 11.87%, respectively.

5. **Long-term debt**

The Company executed a loan agreement of a principal amount of $60 million pesos at a fixed interest rate of 11.45%, payable in 24 monthly installments, the first of which is payable as of January 1, 2007.

6. **Debt issuance at the stock market**

On April 13, 2006, Grupo Gigante, S.A de C.V. formally concluded the issuance and sale of Senior Notes in foreign markets, for a principal amount of US$260 million, with an annual coupon interest rate equal to 8.75% and with maturity date in April 2016.

The payment of this debt is guaranteed by approximately 70 of the subsidiaries of the Company. This debt is represented by securities placed at par, which will pay interests semiannually, on April 13, and October 13 during their effect, beginning October 13, 2006. This debt issuance includes, among others, restrictions on payment of dividends and repurchase of shares by the Company, which are customary market pactice.

Grupo Gigante used the funds obtained from this transaction to pre-pay a bank loan with Banco Inbursa, S.A., for an amount of $2,700 million pesos (equivalent to approximately US$254 million).

7. **Financial Derivatives**

The Company has executed various exchange rate swaps as part of a protection policy against the risk of adverse changes in the exchange rates. Maturity dates and amounts of such derivatives coincide with the obligations covered by them.

In accordance with the provisions of Bulletin "C-10", the Company registered liabilities for derivatives valued at their air cost for $35.8 million pesos, as determined by valuations made by counterparties of the corresponding transactions.

From April 13 through October 13, the Company registered a loss of $35.8 million pesos due to derivatives transactions valued at their closing, amount that was recorded in the balance sheet.

8. **Stockholders' Equity**

a. Retained earnings include a statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may not be distributed, except in the form of a stock dividend, unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of June 30, 2006 and 2005, the legal reserve, in historical pesos, was $21,120 and $21,115, respectively.

b. Stockholders' equity, except restated additional paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2005, the ISR rate was 30% and it will decrease to 29% in 2006 and 28% in 2007 and thereafter. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

9. Income taxes, tax on assets and employee statutory profit sharing

The Company is subject to income tax (ISR) and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004, certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 was 33%); b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; d) as of 2006, employee statutory profit sharing paid will be fully deductible; and e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S. A. de C. V., files consolidated ISR and IMPAC tax returns with its subsidiaries.

10. Commitments

The Company has entered into operating leases for land, for indefinite periods where some of its stores and restaurants are located. Rents are calculated as a percentage of sales ranging from 1% to 4%.

11. Contingencies

In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004, the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the original deposit established, plus the payment of an accrued interest amount, as calculated by the former shareholders, based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to the former shareholders. The Company intends to vigorously defend against the lawsuit including, the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original contract. The Company has created a provision of $207,495, in addition to an amount of $27,543 previously deposited, for a total amount of $235,038. The Company's management believes the amounts provided against the potential risks from this lawsuit would be sufficient in the event of an adverse ruling. In April 2006, the district court issued a judgment in favor of the Company's requiring the payment of $27.5 million pesos already deposited by the Company to the sellers' benefit. Therefore, the Company does not need to disburse any additional amount and was released of any further obligation with regard to deposit. The sellers filed an appeal to the judgment described, and the lawsuit is in the appeal stage.

12. New accounting principles

As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as "Normas de Información Financiera" (Financial Reporting Standards, or "NIFs"), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards ("IFRS") that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework ("CF") to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:

- NIF A-1 Structure of Financial Reporting Standards
- NIF A-2 Fundamental Principles
- NIF A-3 Users' Needs and Financial Statement Objectives
- NIF A-4 Qualitative Characteristics of Financial Statements
- NIF A-5 Basic Elements of Financial Statements
- NIF A-6 Recognition and Valuation
- NIF A-7 Presentation and Disclosure
- NIF A-8 Supplementary Standards to Mexican GAAP
- NIF B-1 Accounting Changes

The most significant changes established by these standards are as follows:

- In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.
- NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity's activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.
- NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years' financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.
- NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
QUARTER: 2
YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (%)
GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	100.00
SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,105,000	99.99
CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	544,530,681	100.00
CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTS	252,730,887	100.00
BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	100.00
GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	100.00
OFFICE DEPOT DE MEXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50.00
SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	1,635,000	100.00
GIGANTE HOLDINGS INTERNATIONAL, INC.	SELF-SERVICE	58,713,000	100.00
TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	100.00
PAGOS EN LINEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00
COMPAÑIA IMPORTADORA GIGANTE, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	1,004,999	100.00
RADIO SHACK DE MEXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	2,013,356	50.52
PSMT MEXICO, S.A. DE C.V.	SELF-SERVICE	327,426	50.00
PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	100.00
COMBUSTIBLES GIGANTE, S.A. DE C.V.	SALE OF GASOLINE, FUEL	5,000	100.00
SERVICIOS GASTRONÓMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	100.00
OPERADORA GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00
SERVICIOS OPERATIVOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00
RETAIL ANSWERS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	753	50.20
LOGISTIC ANSWERS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	753	50.20
FRANQUICIAS SUPER PRECIO		5,000	100.00
TOTAL INVESTMENT ASSOCIATES		0	0
OTHER PERMANENT INVESTMENTS			204,980
TOTAL		0	204,980

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: 2006

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (%)	TOTAL AMOUNT (thousands of pesos)	
				ACQUISITION COST	PRESENT VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					204,980
TOTAL				0	204,980

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **2** YEAR: **2006**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4

CONSOLIDATED

Not required by the Mexican Stock Exchange

MEXICAN STOCK EXCHANGE

QUARTER: 2 YEAR: 2006

CREDITS BREAKDOWN
(In Thousands of Mexican Pesos)

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

Credit Type/ Institution	Maturity Date	Interest Rate	Maturity of Credits Denominated in Pesos						Maturity of Credits Denominated in Foreign Currency					
			Time interval						Time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS														
FOREIGN TRADE														
SECURED														
COMERCIAL BANKS														
SCOTIABANK INVERLAT	31/01/2007	11.45	4,999	0	0	0	0	0						
SCOTIABANK INVERLAT	19/01/2008	11.45	0	0	55,001	0	0	0						
BAC SAN JOSE	11/08/2006	7.50							955	0	0	0	0	0
BAC SAN JOSE	01/11/2006	8.00							855	0	0	0	0	0
OTHER														
TOTAL BANKS			4,999	0	55,001	0	0	0	1,810	0	0	0	0	0

MEXICAN STOCK EXCHANGE

QUARTER: 2 YEAR: 2006

CREDITS BREAKDOWN
(In Thousands of Mexican Pesos)

CONSOLIDATED

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

Final Printing

Credit Type/ Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits Denominated in Foreign Currency					
			Time interval						Time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
ABN AMRO	16/10/2016	8.75							0	0	0	0	0	2,939,820
SECURED														
PRIVATE PLACEMENTS			0	0	0	0	0	0	0	0	0	0	0	2,939,820
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	2,939,820

MEXICAN STOCK EXCHANGE

QUARTER: 2 YEAR: 2006

CREDITS BREAKDOWN
(In Thousands of Mexican Pesos)

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED

Final Printing

Credit Type/ Institution			Maturity of Credits Denominated in Pesos						Maturity of Credits Denominated in Foreign Currency					
			Time interval						Time interval					
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS														
SELF-SERVICE	30/06/2006		2,644,904	0	0	0	0	0						
OFFICE SUPLIES	30/06/2006		481,282	0	0	0	0	0						
RESTAURANT	30/06/2006		22,692	0	0	0	0	0						
ELECTRICAL APPLIANCES	30/06/2006		55,155	0	0	0	0	0						
SELF-SERVICE	30/06/2006								482,185	0	0	0	0	0
OFFICE SUPLIES	30/06/2006								95,267	0	0	0	0	0
ELECTRICAL APPLIANCES	30/06/2006								80,417	0	0	0	0	0
TOTAL SUPPLIERS			**3,204,033**	**0**	**0**	**0**	**0**	**0**	**657,869**	**0**	**0**	**0**	**0**	**0**
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHERS			0	670,080	40,082	0	0	0	0	0	0	0	0	0
TOTAL			**3,209,032**	**670,080**	**95,083**	**0**	**0**	**0**	**659,679**	**0**	**0**	**0**	**0**	**2,939,820**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 2 YEAR: **2006**

GRUPO GIGANTE, S.A. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED
Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
MONETARY ASSETS	7,619	86,097	0	0	86,097
LIABILITIES POSITION	**318,343**	**3,599,499**	**0**	**0**	**3,599,499**
SHORT-TERM LIABILITIES POSITION	58,343	659,679	0	0	659,679
LONG-TERM LIABILITIES POSITION	260,000	2,939,820	0	0	2,939,820
NET BALANCE	**(310,724)**	**(3,513,402)**	**0**	**0**	**(3,513,402)**

NOTES

EXCHANGE RATE USED AS OF JUNE 30, 2006 IS EQUIVALENT TO $11.3070 PESOS PER DOLLAR

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE　　QUARTER: 2　　YEAR: **2006**

GRUPO GIGANTE, S.A. DE C.V.

RESULT FROM MONETARY POSITION

(In Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSETS LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	4,402,567	(12,188,162)	(7,785,595)	0.01	(45,156)
FEBRUARY	4,194,296	(12,305,841)	(8,111,545)	0.00	(12,167)
MARCH	4,211,300	(11,900,587)	(7,689,287)	0.00	(9,227)
APRIL	4,231,085	(11,963,851)	(7,732,766)	0.00	(10,826)
MAY	4,241,864	(12,089,182)	(7,847,318)	0.00	35,313
JUNE	4,326,532	(13,362,291)	(9,035,758)	0.00	(7,229)
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	1	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
RESTATEMENT	0	0	0	0.00	71
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
TOTAL					(49,221)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

BONDS AND MEDIUM TERM NOTES LISTED ON STOCK EXCHANGE

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GIGANTE	SELF-SERVICE	523,077	100
BODEGA GIGANTE	SELF-SERVICE	199,622	100
SUPER G	SELF-SERVICE	131,001	100
RADIO SHACK	ELECTRICAL APPLIANCES	16,724	100
OFFICE DEPOT	OFFICE SUPPLIES	188,620	100
CAFETERIAS TOKS	RESTAURANTS	12,086	100
GIGANTE HOLDINGS	SELF-SERVICE	25,572	100
TIENDAS SUPER PRECIO	SELF-SERVICE	15,393	100

NOTES
INSTALLED CAPACITY IS PRESENTED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH IS PRESENTED ACCORDING TO THE NUMBER OF SEATS AVALAIBLE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 2 YEAR: **2006**

GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM SUBST	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SELF-SERVICE	0	14,225,036	0		
FOREIGN SALES					
SELF-SERVICE USA	0	674,836	0		
SELF-SERVICE CENTRAL AMERICA	0	150,078	0		
T O T A L		15,049,950			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
FOREIGN SUBSIDIARIES					
SELF-SERVICE USA		674,836			
SELF-SERVICE CENTRAL AMERICA		150,078			
T O T A L		824,914			

NOTES
REFERS TO 59,715 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $11.3010 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

REFERS TO 13,280 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $11.3010 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 2 YEAR: **2006**

ANALYSIS OF PAID-IN CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COMPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
UNICA	0	0	176,734,102	805,727,475	0	982,461,577	18,922	86,266
TOTAL	0	0	176,734,102	805,727,475	0	982,461,577	18,922	86,266

TOTAL OF SHARES THAT REPRESENT THE PAID -IN CAPITAL STOCK AS OF THE DATE HEREOF. 982,461,577

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE   QUARTER: 2   YEAR: 2006
GRUPO GIGANTE, S.A. DE C.V.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

CONSOLIDATED
Final Printing

During the six months of the year, the investments performed went up the amount of 500 million pesos. Such resources allowed us to carry out our program for remodeling and the opening by two new Office Depot stores and four Radio Shack stores.

During the second quarter of 2006, 8,600 square meters of sales floor area were added to the Company's installed capacity, representing a growth of 0.2%. This growth was set off by the store closures and at end of the quarter the number of units in operation was 581 with 1,100,009 square meters of sales floor area and 12,311 seats.

Below is a summary of openings of the period.

Kind / Subsidiary	First Quarter	Second Quarter	Accumulated
Bodega Gigante	2	1	3
SuperPrecio	5	5	10
Cafeterias Toks	1	0	1
Office Depot	3	2	5
Radio Shack	0	4	4
Total	11	12	23

STOCK EXCHANGE CODE: GIGANTE QUARTER: 2 YEAR: **2006**
GRUPO GIGANTE, S.A. DE C.V.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED

Final Printing

Gigante Holdings International, Inc. Is a wholly owned subsidiary corporation of Grupo Gigante that includes 9 supermarket stores aiming at the Latino market in the city of Los Angeles, California.

To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities, (ii) the exchange rate in effect at the date the contributions were made for common stock, (iii) the exchange rate in effect at the end of the year in which the results were generated, and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2005 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 2 YEAR: **2006**

CONSOLIDATED
Final Printing

Declaration from the Company's officers responsible for the information

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD CORRESPONDING TO THE SECOND QUARTER OF 2006 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND RULES ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ÁNGEL LOSADA MORENO
EXECUTIVE PRESIDENT

C.P. FEDERICO CORONADO BROSIG
DIRECTOR OF ADMINISTRATION
AND CORPORATE FINANCE

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

DATE: 28/07/2006

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GGI880610918
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	C.P. RAFAEL GARCIA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8311
E-MAIL:	rgarcia1@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	EXECUTIVE PRESIDENT
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME:	C.P. FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8271
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
DATE: 28/07/2006

GRUPO GIGANTE, S.A. DE C.V.

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. RAFAEL GARCIA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8311
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	COMPTROLLER
NAME:	C.P. RAFAEL GARCIA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8311
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL DIRECTOR
NAME:	LIC. FRANCISCO PÉREZ LOBATO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	3000-4000
FAX:	3000-4040
E-MAIL:	jmdc@domc.com.mx

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132
E-MAIL:	smontero@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION STOCKHOLDERS
TITLE:	MANAGER OF INVESTOR RELATIONS
NAME:	LIC. LEOPOLDO PARDAVELL SILVA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8397
FAX:	5269-8169
E-MAIL:	lpardave@gigante.com.mx

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

DATE: 28/07/2006

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. RAFAEL GARCIA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8311
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. RAFAEL GARCIA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8311
E-MAIL:	rgarcia1@gigante.com.mx

(8)

Summary of Resolutions adopted at the General Annual Ordinary and Extraordinary Shareholders' Meeting of Grupo Gigante, S.A. de C.V. held on April 18, 2006.

FIRST: To approve the Board of Directors' Report in accordance with the provisions of Article 172 of the General Law of Commercial Companies regarding the Company's operations for the fiscal year ending December 31, 2005.

SECOND: To approve of and confirm the acts performed by the Board of Directors during the fiscal year ending December 31, 2005.

THIRD: To approve the Company's audited financial statements as of December 31, 2005, submitted by the Statutory Examiner's report.

FOURTH: To register the net loss for 2005, equal to $203,062,945.00 (two hundred three million sixty-two thousand nine hundred and forty-five pesos 00/100 M.N.) in the retained profit account, as a result of which such retained profit account (which before amounted to $16,205,373,062.00 (sixteen thousand two hundred five million, three hundred seventy-three thousand and sixty-two pesos 00/100 M.N.), shall be equal to $16,002,310,117.00 (sixteen thousand and two million, three hundred ten thousand one hundred and seventeen pesos 00/100 M.N.).

FIFTH: The amount for acquisition of own shares for the period from this shareholders' meeting until the next Annual Shareholders' Meeting is $50 million pesos, which is included in the retained profits account.

SIXTH: To approve the Report submitted by the Audit Committee pursuant to section IV of Article 14 Bis 3 of the Securities Market Law, with regard to the activities of such Committee during the period ended December 31, 2005.

SEVENTH: To reelect Mr. Ángel Losada Moreno as Chairman of the Board of Directors and Messrs. Braulio Antonio Arsuaga Losada, Gonzalo Barrutieta Losada, Javier Fernández Carvajal, Armando Garza Sada, Gilberto Pérezalonso Cifuentes, Luis Rebollar Corona, Roberto Salvo Horvilleur, Luis Santana Castillo and José Aguilera Medrano as members of the Board of Directors, and to appoint Mr. José Alverde Losada, as a member of the Board of Directors. The Company thanks Mr. Ángel Alverde Losada for the services rendered to the Company as board member and agree to hold him free and clear of any liability that he might have incurred in the due performance of his position.

EIGHTH: To reelect Messrs. Braulio Arsuaga Telleechea, María Teresa Losada Moreno, Luis Fernández García, Justo de Diego Saenz de Miera, Javier Molinar Horcasitas, Juan Carlos Mateos Durán de Huerta, Arturo Treviño Castellano and Federico Bernaldo de Quiros Pacheco as alternate members of the Board of Directors, and hereby appoint Messrs. Ángel Losada Fortes, Juan Carlos Alverde Losada and Enrique Castillo Sánchez Mejorada, as alternate members of the Board of Directors, each of whom will act as alternate of the member appearing to the left side of their names in the chart below. The Company thanks José Alverde Losada, Sergio Montero Querejeta and Cheker Karam Shedid for the services rendered to the Company as alternate members and agree to hold them free and clear of any liability that they might have incurred in the due performance of their position.

NINTH: The Board of Directors is made up of the following members:

Name of Member of the Board	Name of Alternate Member of the Board	Type
Angel Losada Moreno, Chairman of the Board of Directors	Ángel Losada Fortes	Member and Alternate Member are Shareholders/Asset Related and Related
Gonzalo Barrutieta Losada	María Teresa Losada Moreno	Member is Related and Alternate Member is Shareholder/Asset Related and Related
José Alverde Losada	Juan Carlos Alverde Losada	Related
Braulio Antonio Arsuaga Losada	Braulio Arsuaga Telleechea	Member is Shareholder/Asset Related and Related and Alternate Member is Related
Roberto Salvo Horvilleur	Javier Molinar Horcasitas	Independent
Luis Santana Castillo	Luis Fernández García	Independent
José Aguilera Medrano	Arturo Treviño Castellano	Independent
Armando Garza Sada	Federico Bernaldo de Quiros González Pacheco	Member not independent and Alternate is Related
Gilberto Pérezalonso Cifuentes	Juan Carlos Mateos Durán de Huerta	Independent
Javier Fernández Carvajal	Enrique Castillo Sánchez Mejorada	Independent
Luis Rebollar Corona	Justo de Diego Saenz de Miera	Independent

TENTH: To reelect Javier Martínez del Campo Lanz as Secretary of the Board of Directors and Sergio Montero Querejeta as Alternate Secretary of the Board, without being members of the same.

ELEVENTH: Until the current Securtites Market Law is in effect, to reelect Ernesto Valenzuela Espinoza and Francisco Pérez Cisneros as Statutory Examiner and Alternate Statutory Examiner of the Company, respectively. At the time the new Securities Market Law published on December 30, 2005 becomes effective, the Company's surveillance will be vested in the Board of Directors, through the Committees organized to carry out activities with regard to corporate practices and audit matters, as well as through the entity that carries out the external auditing of the Company, each of them within their own authorities in accordance with the provisions of the new Securities Market Law.

TWELFTH: Neither the directors, nor the statutory examiners would be required to guarantee the performance of their duties.

THIRTEENTH: To appoint Messrs. Roberto Salvo Horvilleur, Gilberto Pérezalonso Cifuentes and Luis Santana Castillo as members of the Evaluation and Compensation Committee and Messrs. Arturo Treviño Castellano, Juan Carlos Mateos Durán de Huerta and Luis Fernández García as alternate members of such Committee, each of whom will act as alternate of the member appearing to the left side of their names in the chart below. Such persons would be required to guarantee the performance of their duties. The Committee is made up as follows:

Name of Member	Name of Alternate Member	Type
Roberto Salvo Horvilleur, Presidente	Arturo Treviño Castellano	Independent
Gilberto Pérezalonso Cifuentes	Juan Carlos Mateos Durán de Huerta	Independent
Luis Santana Castillo	Luis Fernández García	Independent

Mr. Sergio Montero Querejeta shall act as secretary of the Evaluation and Compensation Committee mentioned in this Clause Thirteenth, without being a member of the same.

FOURTEENTH: To appoint Messrs. Luis Santana Castillo, Roberto Salvo Horvilleur and Luis Rebollar Corona as members of the Audit Committee and Messrs. Arturo Treviño Castellano, Javier Molinar Horcasitas and Juan Carlos Mateos Durán de Huerta alternate members of such Committee, each of whom will act as alternate of the member appearing to the left side of their names in the chart below. Such persons would be required to guarantee the performance of their duties. The Committee is made up as follows:

Name of Member	Name of Alternate Member	Type
Luis Santana Castillo, Presidente	Arturo Treviño Castellano	Independent
Roberto Salvo Horvilleur	Javier Molinar Horcasitas	Independent
Luis Rebollar Corona	Juan Carlos Mateos Durán de Huerta	Independent

Mr. Ernesto Valenzuela Espinoza shall act as secretary of the Audit Committee, without being a member of the same.

FIFTEENTH: To appoint Messrs. Javier Fernández Carvajal, Ángel Losada Moreno and José Aguilera Medrano as members of the Finance and Planning Committee, and Messrs. Arturo Treviño Castellano, Enrique Castillo Sánchez Mejorada and Javier Molinar Horcasitas as alternate members of such Committee each of whom will act as alternate of the member appearing to the left side of their names in the chart below. Such persons would be required to guarantee the performance of their duties. The Finance and Planning Committee is made up as follows:

Name of Member	Name of Alternate Member	Type
Javier Fernández Carvajal, Presidente	Arturo Treviño Castellano	Independent
Ángel Losada Moreno	Enrique Castillo Sánchez Mejorada	Independent
José Aguilera Medrano	Javier Molinar Horcasitas	Independent

Mr. Sergio Montero Querejeta shall act as secretary of the Finance and Planning Committee, without being a member of the same.

SIXTEENTH: To authorize the payment of $30,000.00 M.N. to each member of the Board of Directors, to the Secretary, to the alternate Secretary and to the Statutory Examiner of the Company for each Board Meeting they attend. Prior compensations shall be registered in the general expenses account of the period when they were actually paid.

SEVENTEENTH: To authorize the payment of $30,000.00 M.N. to each member of the Evaluation and Compensation Committee (that will be renamed as Corporate Practices Committee), of the Audit Committee and of the Finance and Planning Committee and to their corresponding secretaries for each committee meeting they attend. Prior compensations shall be registered in the general expenses account of the period when they were actually paid.

EIGTHEENTH: Subject to the coming in effect of the new Securities Market Law, for purposes of adjusting the Company's By-laws to the provisions of such law, it is hereby agreed to amend the Company's By-laws in accordance with the new Securities Market Law provisions in the terms of the draft submitted to this Meeting pursuant to section VI, paragraph b), of Article 14 Bis 3, of the Securities Market Law currently in effect and available to all shareholders as from the date of the summons to this Meeting. The mentioned draft was available to all persons present as of the beginning of this Meeting.

NINETEENTH: To appoint Messrs. Sergio Montero Querejeta, Federico Coronado Brosig, Fracisco Pérez Lobato and Óscar Francisco Nájar Camejo, as special delegates to carry out all the necessary or convenient acts to formalize and give effect to the resolutions adopted hereto, including the notarization of all or part of the minutes and cause the registration in the Commercial Public Registry, as well as to issue the necessary certificates of all or part of the minutes of this Meeting.

We are all Grupo Gigante

RECEIVED
2006 SEP 27 P 12:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



GRUPO GIGANTE

2005 Annual Report

Executive Summary 2005

The strategies and actions carried out during 2005, conceived with a clear long-term vision, will help Grupo Gigante face the challenges of the market from a highly competitive position.

Prices. We continued to lower our prices compared to those of the competition, especially those to which our customers are most sensitive. This contributed to accentuate our clients' perception of Gigante's low prices.

Image. We implemented an image improvement and positioning plan for our formats, in which everything was considered, from infrastructure and environment of the different areas, to processes and the service attitude of our personnel.

Supply. As part of the program to improve the merchandise supply to our units, we opened two distribution centers: one in Tultitlán and another in Monterrey, which will improve efficiency in providing service to the branches.

Assortment. We concluded an in-depth renovation of the merchandise catalogues for each store format, so as to guarantee meeting consumers' purchasing needs in accordance with their socioeconomic level and geographic location.

It is also important to highlight the optimum performance of the rest of the divisions of the organization, which showed good results in a very demanding environment.

GRUPO GIGANTE

Financial Highlights

Income Statement

(In thousands of pesos as of December 31, 2005)

	2005	2004
Net Sales	$ 31,036,661	$ 32,718,322
Operating Expenses	6,636,823	6,334,894
Operating Income	460,956	970,013
EBITDA	1,283,379	1,830,248
Net Income	(203,063)	410,914
Earnings per Share	(0.21)	0.42
Common Shares Outstanding	982,592,477	977,644,977

Consolidated Balance Sheet

(In thousands of pesos as of December 31, 2005)

	2005	2004
Assets	$ 22,607,759	$ 23,014,268
Cash & Cash Equivalents	536,954	636,507
Inventories	4,326,667	4,214,431
Others	2,442,854	2,969,887
Fixed Assets	15,301,284	15,193,443
Liabilities & Shareholders' Equity	22,607,759	23,014,268
Trade Accounts Payable	4,481,331	4,123,654
Others	5,230,984	5,485,083
Shareholders' Equity	12,895,444	13,405,531


GIGANTE

96
stores


Llevate
más
por
menos
Bodega
GIGANTE
Bienvenidos
los precios más bajos de la zona

50
stores


Super

64
stores


recio

56
stores


CARNICERIA

9
stores



57
restaurants



116
stores


RadioShack
RadioShack

129
stores

CONTENT

Letter to Shareholders

TO OUR SHAREHOLDERS:

On behalf of the Board of Directors, I am pleased to report on the operations and results of Grupo Gigante, S.A. de C.V. during 2005, a year of challenges and opportunities in an increasingly more competitive and aggressive retail sector.

In our food retail business we focused on providing full satisfaction to our customers by following four strategic guidelines.

The first aim is to gradually strengthen consumers' perception of Gigante's low prices. To achieve this, we reduced the prices of our products, specially those to which our customers are more sensitive. This effort was backed by advertising campaigns such as "Precios que bajan y bajan" ("Prices that drop and drop") and the improvement of product location and pricing signs on the sales floor. In addition, we continued to offer attractive promotions and reinforced special sales days, such as "Martes de Tianguis" ("Market Day Tuesday") and "Viernes de Asador" ("Meat Market Friday").

The second guideline consisted in implementing a plan to improve the image and positioning of our store formats in such a detailed manner that it considered infrastructure and environment as well as processes and the service attitude of our personnel. This included the opening of four new establishments and the remodeling of 20 units: six Bodega Gigante, four Super Gigante and ten Gigante stores. Moreover, after a rigorous evaluation of profitability, we decided to close eight stores that were not productive: three Gigante, three Bodega Gigante and two Super Gigante units. This will allow us to optimize the operating margin of the food retail business and liberate resources to be assigned more effectively.

The third guideline involved setting up a program designed to improve merchandise supply to our stores. To this end, in mid-year we opened two distribution centers (one in Tultitlán, in the state of Mexico and another in Monterrey, Nuevo León) with which we expanded our roofed area by 30% for a total of 67,873 square meters. This will enable us to provide more efficient merchandise provision services to our stores and satisfy the natural ups and downs of demand, thereby avoiding inventory buildup and merchandise shortages. In addition to this effort, we enhanced performance in our purchase area, mainly with the help of a better automatic replenishment system.

Finally, the fourth guideline focused on product assortment. In the final months of 2005 we concluded an in-depth renovation of the merchandise catalogues for each store format, aimed at offering what each type of customer seeks in particular. With this, we have accentuated the differentiation among the different formats in the various regions of the country, providing consumers with the opportunity of satisfying their purchase needs in accordance with socio-economic level and geographic location.

Another highlight in 2005 was concluding the implementation of SAP in the northern, northwest and western regions. We have yet to incorporate purchases and logistics of fresh products in the central region in order to operate at the national level and simultaneously integrate our new technological process platform in the commercial, financial and distribution areas.

It should be mentioned that, as part of our effort to optimize operations and human resources, at the end of December the corporate payroll of the food retail business was reduced by 10%, which will reduce expenses in 2006.

As regards our other businesses, 2005 was a period of consolidation in terms of financial results and growth in sales floor area.

We continued the renovation program to provide a new image for the Toks restaurant chain, with which 73% of the units have now been remodeled. In addition, ten new restaurants were opened, with an increase of 17% in the restaurants' seating capacity.

Office Depot, the leading chain among office supply stores in Mexico, continued its rising trend, achieving highly satisfactory results in 2005. This was due thanks to an increase in corporate sales, the consolidation of technological systems, greater marketing of private labels and optimization of the sales channels. An aggressive expansion plan was applied with the opening of 13 new branches, increasing the total sales floor area by 11%.

Radio Shack reported important growth during the year, with the opening of 32 units, for a 32% increase in sales floor area. The remodeling program was also strengthened, with the refurbishing of 18 stores. The expansion program will continue from 2006 to 2008, with the opening of 20 new stores per year.

GRUPO
GIGANTE

To sum up, at the close of the period we had 577 establishments, with a total of 1,147,041 square meters of sales floor area and 11,883 seats. Investments totaled 1,322 million pesos, which were used to open 74 new stores, remodel 40 units, launch two new distribution centers, as well as optimize our information systems and technology.

Aware of our role as an important participant in the retail sector, we remain firmly committed to social responsibility. In 2005, Fundación Gigante reinforced its participation in health, education and welfare programs for the underprivileged sectors of our society, with a special emphasis on providing aid to the victims of the hurricanes that ravaged the country. To this end, we channeled a total of 33 million pesos, benefiting more than 110,000 people.

We are convinced that what we achieved during the year has placed us in a more solid and competitive position as we face the future. Because of this, we are grateful for the trust and support of our stockholders, our suppliers and the 34,274 employees of Grupo Gigante, as well as the preference of our customers.

Ángel Losada Moreno
Chairman

GIGANTE
Ahorra más. Disfruta más.

During the fiscal year ended December 31, 2005, Gigante worked under the premise of maximizing operating efficiency and optimizing customer service, always with the goal of being the store of preference of the Mexican consumer.

Among other aspects, our strategy focused on consolidating the new image of our stores, in this way continuing the trend begun in 2004. It should be stressed that beyond the change in image, the overall plan included a transformation on five fronts: improving product assortment and display; increasing efficiency in supply; applying a solid strategy of prices and promotions; improving operating efficiency; and as a result, renewing our customers' shopping experience.

In order to provide added value to those customers that favor us, we continued to provide additional services at all our branches, such as money transfers or remittances, consumer credit, and the reception of various service payments (such as cable television, electricity bills and taxes). These are provided with the aim of facilitating these transactions for our customers.

In 2005 a new Gigante store was opened in Mexico City and, with the goal of satisfying diverse consumer needs, 10 stores were remodeled. The decision to close three stores was made with the aim of maintaining productivity at optimum levels. Thus, we closed the year with 96 Gigante stores in operation, with a total sales floor area of 566,249 square meters. Finally, the Gigante stores' share of total sales for the Group was 41%.





Our commercial strategy is focused on promoting a change in our customers' shopping experience.

Gigante confirmed its presence and position as a local store that **fully meets the needs** of its customers.



Employees

14,873
14,223
05 12,486

Sales floor (m2)

605,532
584,260
05 566,249

Share of total sales

47.9%
45.2%
05 41.2%

The first warehouse discount branch under the **new Bodega Gigante format** was opened in 2005.


Bodega

Employees

	5,740
	5,304
05	4,713

Sales floor (m²)

	202,970
	197,249
05	195,684

Share of total sales

	19.6%
	18.8%
05	18.4%

Bodega Gigante®



For Bodega Gigante, the discount warehouse store format, 2005 was a year of consolidation in terms of operating efficiency, particularly in reducing expenses and advancing in the process of renewing the image of the Bodega facilities.

Following finalization of the definition in 2004 of the new Bodega Gigante format, in mid 2005, the first store under this new concept was opened in Tultepec, in the state of Mexico.

As with the new Gigante and Super Gigante formats, the commercial strategy focused on including new services with high added value in some stores, converting them into the favorite Bodega among consumers. The "Preciazo" or low-price marketing concept was also applied, which consisted in considerably reducing the prices of basic products compared to those of the competition.

Bodega Gigante ended 2005 with 50 stores throughout the country, with a total sales floor area of 195,684 square meters. Revenue from this division represented 18% of Grupo Gigante's total sales. For 2006 we will maintain the strategy of integrating services and remodeling stores, in addition to opening three new units.

We are working towards making our Bodega Gigante stores the favorite discount warehouse among consumers.



34
Tu gasto rinde más
más por menos

Super Gigante®

A fundamental link within our food retail business is undoubtedly the chain of Super Gigante stores. In this format, the goal is to consolidate our presence as a supermarket offering fresh, high quality products at competitive prices, in line with the socioeconomic environment.

Throughout the year, a priority was to increase the level and amount of services offered in these establishments. Thus, today our clients are able to make payments on such items as telephone services, property taxes, annual car ownership tax and water bills, in addition to having the opportunity of acquiring prepaid cell phone time within the Super Gigante premises. These units also offer ATMs, home delivery and 24-hour service. With this, we reconfirmed the strategy of converting our self-service stores into a more comprehensive concept.

Super Gigante ended 2005 with 64 stores in operation, with a total sales floor area of 144,353 square meters, representing a 4% increase compared to 2004. This was achieved thanks to the opening of two stores in Mexico City. This format represented 19% of total sales of the Group.

In 2006 we will incorporate additional services in a greater number of establishments and will maintain our expansion strategy by opening more stores.




Siglo
Siglo

At the forefront in technology, we began to add electronic price labels on the product shelves in our stores.

During 2005, we worked to **increase the level and number of services** offered at the Super Gigante stores.


Super

	Employees		**Sales floor** (m²)		**Share of total sales**
	4,813		132,652		17.6%
	4,840		139,057		17.6%
05	**4,796**	**05**	**144,353**	**05**	**18.8%**

We launched **100 private label products** in highly profitable categories.


naranja
frambuesa
Endulzante
Café
limón
uva


New products
80
100
05 100
Total products
1,068
1,168
05 1,268

private label product supply growth

Private Label



Offering top quality, well-positioned articles with our private label has improved profitability in the overall business. For this reason, in fiscal year 2005, efforts made to increase the share, acceptance and penetration of our private label products were a priority.

We also strengthened the strategic quality plan as an element of differentiation. This included a quality review of our suppliers' products, renewal of the private label image, improving signs identifying and locating products on the sales floor and making more efficient use of space in the stores. Thanks to this, the private label products contributed to increasing gross income in the self-service business.

At the close of 2005, our private label products totaled 1,268 articles, which included the introduction of 100 new products, resulting in an 8.6% increase compared to the previous year. The share of our private label items in total sales of the self-service business was 3.0%. For 2006 we expect this figure to increase significantly, thanks to the launching of more than 200 new articles.



In 2005, we promoted the participation, acceptance and penetration of our private label products.

Logistics and Distribution



Operating efficiency is an indispensable element in guaranteeing profitability in the long term. For this reason, during 2005, actions aimed at optimizing logistics and distribution in the self-service business were strengthened.

Two new distribution centers were opened in Tultitlán, state of Mexico and Monterrey, Nuevo León, making it possible to increase Gigante's installed capacity by two million additional boxes per month. The distribution centers help to increase efficiency in merchandise reception at the stores, reduce inventory days and provide greater control in product supply and order levels.

At December 31, 2005, Gigante had 10 distribution centers in operation, with a total roofed area of 67,873 square meters. This represents an increase of more than 30% compared to December 2004, which undoubtedly reaffirms the company's commitment to maximize the efficiency of its operations.



Installed capacity in our distribution centers grew by two million additional boxes monthly.

Two new distribution centers
were opened in Tultitlán and Monterrey.



Employees

	1,000
	970
05	*915*

Roofed area (m[2])

	52,115
	52,115
05	*67,873*

growth in roofed area

Super Precio offers **more than 800 articles** for daily consumption at the lowest prices.



Employees

336

389

05 407

Sales floor (m²)

10,378

11,822

05 14,135

Share of total sales

0.8%

0.9%

05 1.0%

Super Precio

su despensa mas barata



As one of the leaders in the retail sector in the country, Grupo Gigante has always taken on the responsibility of offering consumers the best prices in the market. It has been able to meet this commitment through its Super Precio format, which provides daily consumption products at the lowest cost.

Throughout 2005, 14 new stores were opened under this format and at the end of the year, 56 units were in operation, all located in the Federal District (Mexico City) and the metropolitan area, with a sales floor total of 14,135 square meters. Consequently, Super Precio accounted for 1% of Grupo Gigante's total sales during the period.

It is important to highlight that the adjustments made in this business model, in addition to strengthening its image, has allowed us to set up an aggressive expansion plan for 2006. The strategy includes the opening of 40 more units, located in low-income neighborhoods in Mexico City and the surrounding areas.


OFERTA

Purchasing ease, a vast product assortment and cleanliness in our facilities have contributed to providing customer satisfaction.

Gigante USA

The Hispanic market in the United States is very attractive for our Group due to its development and growth potential. That is why, during 2005, we continued to promote the expansion plan for Gigante USA, with the opening of a Gigante store in Inglewood, California. With this opening, there are now nine establishments, all of them located in areas surrounding Los Angeles.

Thus, the sales floor area grew to 25,572 square meters and sales for the year increased 3.8% compared to 2004. Overall, Gigante USA represented 4% of the Group's total sales.

With the aim of making its operations more efficient and increasing its sales, in 2005 Gigante USA strengthened actions to optimize quality control processes, developed new suppliers and improved service in the areas of meats, fruits and vegetables.





Improving service in the meat and produce areas is a priority for Gigante USA.

In 2005, Gigante USA opened a **new establishment**, for a total of nine stores in the U.S.


SUPERMARKET

Employees

973
786
05 828

Sales floor (m2)

22,794
22,794
05 25,572

Share of total sales

2.7%
3.9%
05 4.2%

Toks applied an expansion plan that included the
opening of 10 additional restaurants, and once again reported solid numbers.



Employees

2,925
3,173
05 3,898

Seating capacity

10,188
10,135
05 11,883

Share of total sales

1.9%
2.2%
05 3.5%





The Toks restaurant chain applied an aggressive expansion plan and continued the growth trend begun several years ago, with solid results. This was achieved, to a great extent, thanks to the appropriate implementation of its business mission: "To popularize the experience of eating at a specialized restaurant".

Among the most important actions carried out in 2005 was the opening of ten units, located for the most part in México City. The remodeling program to create a new image for the restaurant chain was also reinforced, with which 73% of the family-style and specialty restaurants have now undergone this process. This has allowed consolidating Toks' position in the restaurant segment, at the same time improving its competitiveness and profitability.

At the close of the year, Toks operated 52 family-style restaurants and five specialty restaurants, with a total of 11,883 seats. The restaurant chain's share in total sales of Grupo Gigante was 3%.

For 2006 we will continue the Toks expansion plan, opening eight more establishments. It should be mentioned that thanks to the favorable results of our restaurants, the investment in these openings will be made exclusively with resources generated by the restaurant business itself.



The mission of our Toks restaurant chain is: "To popularize the experience of eating in a specialty restaurant".

Office DEPOT



The positive performance of Office Depot, the largest and most important chain of office supply stores, contributed considerably to the results of Grupo Gigante. In 2005, 13 establishments were opened, bringing the total to 116 units, of which 105 are in Mexico and 11 are in Central America (Guatemala, Costa Rica and El Salvador).

Office Depot's successful marketing strategy focused on various aspects, highlighting the following: growth in corporate sales, increased marketing of its own brands, the consolidation of technological systems, together with the optimization of its main sales channels, such as stores, telemarketing and the internet. Finally, we must emphasize compliance with our growth plan, which seeks to confirm Office Depot as the preferred site in the office supply market. With this priority in mind, in 2006 ten stores will be opened in Mexico, two in Honduras and two more in Panama.

Thus, Office Depot ended 2005 with a total sales floor area of 184,504 square meters, representing 11% growth compared with 2004. Office Depot's share of total sales of Grupo Gigante was 10%.



In 2005, we opened 13 establishments, bringing the total to 116 Office Depot stores in Mexico and Central America.

Office Depot strengthened its position as the
most important chain of office supply stores in Mexico.


Office DEPOT
Office DEPOT
MONICA

Employees

	3,026
	3,364
05	3,924

Sales floor (m²)

	149,991
	165,948
05	184,504

Share of total sales

	7.1%
	8.2%
05	10.4%

In a record year, Radio Shack significantly increased sales, earnings and sales floor area.


RadioShack
RadioShack.

Employees

	735
	695
05	837

Sales floor (m²)

	10,688
	12,548
05	16,544

Share of total sales

	1.6%
	1.8%
05	2.3%

RadioShack



In terms of expansion, 2005 was a record year for Radio Shack with the opening of 32 stores. Particularly significant was the extended geographic coverage throughout the country, seen in the growth strategy, with units opened in the southeast (in the states of Quintana Roo, Tabasco and Yucatán), the west (Colima, Guerrero, Jalisco and Sinaloa), the north (Coahuila and Tamaulipas) and the central part of the country (state of Mexico and Morelos).

At the same time, the remodeling program of these establishments, begun in 2004, took on new momentum in 2005, during which 18 more stores were totally refurbished.

Thus, 2005 ended with a total of 16,544 square meters of sales floor area, a 32% increase over the previous year. Radio Shack's share of total sales for the Group was 2%.

Between 2006 and 2008 the opening of 60 new stores is planned, at a rate of 20 per year. Implementation of the new image will continue in those units that have not yet been remodeled as well as consolidation of the direct purchase program from suppliers.



We continued to invest in our Radio Shack stores and remodeled 18 more units in 2005.

FUNDACIÓN GIGANTE

One of the most important characteristics of Grupo Gigante, a legacy from our founder, Ángel Losada Gómez, and of which we are particularly proud, is a firm commitment towards the society we serve.

Under the premise that social responsibility begins with our own people, the Gigante Foundation concluded the program "En Gigante Todos Vemos" ("At Gigante We All See"), the goal of which was to diagnose and treat eyesight problems of our collaborators and their families. Under this program, more than 43,000 eye examinations were conducted and more than 26,000 eyeglasses were distributed at no cost to the recipients, thereby contributing to the health of our employees and their loved ones. In like manner, the Gigante Foundation, committed to education in Mexico, donated nearly 25,000 school supply packages.

Our commitment to underprivileged groups is decisive and unalterable. This is why, under the "Gigante Support for Women" program, psychological, medical and legal aid was provided in 2005 to more than 1,400 women victims of home violence and nutritional disorders, among others. Similarly, in a joint effort with suppliers that share our vision, both the Gigante brand and our private labels, donated a percentage of their sales in support of children with cerebral palsy, through the APAC Foundation (Fundación APAC, A.C.).

Finally, all of us in Mexico were witness to the terrible effects of the natural disasters suffered during 2005, particularly in the southeast. Rising to the demands of the times, the Gigante Foundation distributed more than 22,000 basic food packages to persons most urgently in need in those areas that suffered the greatest devastation.

Overall, the Gigante Foundation channeled more than 33 million pesos toward social responsibility actions and programs, with which Grupo Gigante once again consolidated its position as a leader and promoter of social aid not only in the retail sector but among private enterprise as a whole.


FUNDACION GIGANTE
EN APOYO A LOS DAMNIFICADOS DEL HURACAN WILMA
EN EL ESTADO DE QUINTANA ROO
FUNDACIÓN GIGANTE
GIGANTE
Bodega GIGANTE



Our social commitment concentrates on vulnerable or underprivileged groups, especially children.

In 2005 Grupo Gigante channeled more than **33 million pesos** toward its social responsibility programs.


Hello

Aid recipients

	33,000
	51,000
05	110,000

Channeled resources (million pesos)

	16.2
	33.6
05	33.6

thousand aid recipients

Board of Directors

Proprietary Members	Alternate Members
Ángel Losada M. *Chairman of the Board and Executive President*	Sergio Montero Q.
José Aguilera M.	Arturo Treviño C.
Ángel Alverde L.	José Alverde L.
Braulio Arsuaga L.	Braulio Arsuaga T.
Gonzalo Barrutieta L.	María Teresa Losada M.
Javier Fernández C.	Luis Fernández G.
Armando Garza S.	Justo de Diego Saenz de M.
Gilberto Perezalonso C.	Javier Molinar H.
Luis Rebollar C.	Juan Carlos Mateos D.
Roberto Salvo H.	Cheker Karam S.
Luis Santana C.	Federico Bernaldo de Quiros G.
Javier Martínez del Campo L. *Secretary*	Sergio Montero Q. *Alternate Secretary*
Ernesto Valenzuela E. *Examiner*	Francisco Pérez C. *Alternate Examiner*

Audit Committee

Luis Santana C.
Chairman

Luis Rebollar C.

Ángel Losada M.

Finance & Planning Committee

Roberto Salvo H. *Chairman*	Luis Rebollar C.
José Aguilera M.	Javier Molinar H.
Javier Fernández C.	
Sergio Montero Q. *Secretary*	

Evaluation & Compensation Committee

Roberto Salvo H. *Chairman*	Ángel Losada M.
Gilberto Perezalonso C.	Arturo Treviño C.
Luis Santana C.	Luis Fernández G.
Sergio Montero Q. *Secretary*	

GRUPO GIGANTE

Grupo Gigante, S. A. de C. V. and Subsidiaries

Consolidated Financial Statements for the Years ended December 31, 2005 and 2004, and Independent Auditor's Report dated February 20, 2006

[Examiner's Report]

ERNESTO VALENZUELA ESPINOZA

To the Stockholders of Grupo Gigante, S. A. de C. V.

As Company Examiner, in compliance with article 166 of the General Corporate Law and the company bylaws of Grupo Gigante, S. A. de C. V., I submit my report on the truthfulness, adequacy and fairness of the consolidated information which the Board of Directors has furnished to you relative to the progress of the company for the year ended December 31, 2005.

I attended the Stockholders', Board of Directors' and Audit Committee's meetings held, and obtained information from the directors and administrators on those operations, documentation and records, which I deemed necessary to examine. My review was performed in accordance with auditing standards generally accepted in Mexico.

In my opinion, the accounting and reporting criteria and policies followed by the Company and considered by the administrators to prepare the information which they presented to this meeting, are adequate and sufficient, and were applied consistently with regard to the prior year. Accordingly, such information reflects truthfully, fairly and sufficiently the consolidated financial position of Grupo Gigante, S. A. de C. V. at December 31, 2005, and the consolidated results of its operations, changes in its stockholders' equity and changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

C.P.C. Ernesto Valenzuela Espinoza
Examiner

February 20, 2006

[Independent Auditor's Report]

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Piso 28
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: +52 (55) 5080 6001
www.deloitte.com/mx

To the Board of Directors and Stockholders of Grupo Gigante, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Grupo Gigante, S. A. de C. V. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Gigante, S. A. de C. V. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

The translation of the financial statements into English has been made solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C.P.C. Juan Antonio Rodríguez Espínola

February 20, 2006

Grupo Gigante, S. A. de C. V. and Subsidiaries
Consolidated balance sheets
As of December 31, 2005 and 2004
(In thousands of Mexican pesos ($) of purchasing power as of December 31, 2005)

ASSETS	2005	2004
Current assets:		
Cash	$ 536,954	$ 636,507
Accounts receivable – net	1,128,784	1,699,644
Inventories – net	4,326,667	4,214,431
Prepaid expenses	284,379	271,578
Total current assets	6,276,784	6,822,160
Property and equipment – net	15,301,284	15,193,443
Investment in shares	203,685	196,270
Goodwill and other assets – net	826,006	802,395
Total	**$ 22,607,759**	**$ 23,014,268**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable to financial institutions	$ 4,877	$ 57,030
Current portion of long-term debt	70,037	563,796
Trade accounts and notes payable	4,481,331	4,123,654
Due to related parties	129,571	94,532
Accrued expenses and taxes	1,046,561	1,383,650
Total current liabilities	5,732,377	6,222,662
Long-term debt	2,723,659	2,096,793
Employee retirement obligations	228,343	63,387
Deferred income taxes and employee statutory profit sharing	1,027,936	1,225,895
Total liabilities	**9,712,315**	**9,608,737**
Stockholders' equity:		
Common stock	2,490,262	2,489,717
Additional paid-in capital	6,969,782	6,976,908
Retained earnings	16,154,306	16,306,916
Cumulative other comprehensive loss	(11,598,896)	(11,213,783)
Cumulative initial effect of deferred income tax	(1,216,213)	(1,216,213)
Majority stockholders' equity	12,799,241	13,343,545
Minority stockholder's equity	96,203	61,986
Total stockholders' equity	**12,895,444**	**13,405,531**
Total	**$ 22,607,759**	**$ 23,014,268**

See accompanying notes to consolidated financial statements.

Grupo Gigante, S. A. de C. V. and Subsidiaries
Consolidated statements of operations

For the years ended December 31, 2005 and 2004
(In thousands of Mexican pesos ($) of purchasing power as of December 31, 2005, except per share data)

	2005	2004
Revenues:		
Net sales	$ 30,552,367	$ 32,162,971
Other	484,294	555,351
Total revenues	31,036,661	32,718,322
Costs and expenses:		
Cost of sales	23,938,882	25,413,415
Operating expenses	6,636,823	6,334,894
Total costs and expenses	30,575,705	31,748,309
Income from operations	460,956	970,013
Net comprehensive financing cost	284,791	99,493
Other expenses – net	171,622	140,986
Income before income tax and employee statutory profit sharing	4,543	729,534
Income tax expense	229,369	247,294
Employee statutory profit sharing (benefit) expense	(32,455)	55,699
Consolidated net (loss) income	**$ (192,371)**	**$ 426,541**
Net (loss) income of majority stockholders	$ (203,063)	$ 410,914
Net income of minority stockholders	10,692	15,627
Consolidated net (loss) income	**$ (192,371)**	**$ 426,541**
Basic and diluted (loss) earnings per ordinary share	**$ (0.21)**	**$ 0.42**

See accompanying notes to consolidated financial statements.

Grupo Gigante, S. A. de C. V. and Subsidiaries
Consolidated statements of changes in stockholders' equity
For the years ended December 31, 2005 and 2004
(In thousands of Mexican pesos ($) of purchasing power as of December 31, 2005)

	Common stock	Adittional paid - in capital	Retained earnings	Cumulative other comprehensive loss	Cumulative initial effect of deferred income tax	Minority stockholders' equity	Total stockholders' equity
Balance as of January 1, 2004	$ 2,489,630	$ 6,976,726	$ 15,896,002	$ (10,761,592)	$ (1,216,213)	$ 44,874	$ 13,429,427
Sales of treasury shares - net	87	182					269
Comprehensive loss			410,914	(452,191)		17,112	(24,165)
Balance as of December 31, 2004	2,489,717	6,976,908	16,306,916	(11,213,783)	(1,216,213)	61,986	13,405,531
Sales of treasury shares - net	545	(7,126)	50,453				43,872
Increase in minority stockholder's equity						23,525	23,525
Comprehensive loss			(203,063)	(385,113)		10,692	(577,484)
Balance as of December 31, 2005	**$ 2,490,262**	**$ 6,969,782**	**$ 16,154,306**	**$ (11,598,896)**	**$ (1,216,213)**	**$ 96,203**	**$ 12,895,444**

See accompanying notes to consolidated financial statements.

Grupo Gigante, S. A. de C. V. and Subsidiaries
Consolidated statements of changes in financial position

For the years ended December 31, 2005 and 2004
(In thousands of Mexican pesos ($) of purchasing power as of December 31, 2005)

	2005	2004
Operating activities:		
Consolidated (loss) net income	$ (192,371)	$ 426,541
Items that did not require		
(generate) resources:		
Depreciation and amortization	822,423	860,235
(Gain) loss on sale of property and equipment	(27,626)	15,203
Loss on disposals of property and equipment	149,761	91,065
Employee retirement obligations	33,639	9,749
Deferred income taxes and employee statutory profit sharing	(83,028)	19,762
	702,798	1,422,555
Changes in operating assets and liabilities:		
Accounts receivable – net	570,860	446,872
Inventories – net	(440,689)	209,628
Prepaid expenses	(12,801)	87,600
Trade accounts and notes payable	357,677	(1,545,229)
Due to related parties	35,039	58,622
Employee retirement obligations	60,866	(7,045)
Accrued expenses and taxes	(508,680)	298,609
Net resources generated by operating activities	765,070	971,612
Financing activities:		
Notes payables to financial institutions	(52,153)	(2,206,982)
Proceeds from long-term debt – net	133,107	2,058,504
Sales of treasury shares – net	43,872	269
Proceeds from increase in minority stockholders' equity	23,525	
Net resources generated by (used in) financing activities	148,351	(148,209)
Investing activities:		
Acquisition of property and equipment	(1,267,429)	(727,526)
Proceeds from sale of property and equipment	239,035	107,587
Investment in shares	(7,415)	(19,588)
Goodwill and other assets – net	22,835	(113,916)
Net resources used in investing activities	(1,012,974)	(753,443)
Cash:		
(Decrease) increase	(99,553)	69,960
Balance at beginning of year	636,507	566,547
Balance at end of year	$ 536,954	$ 636,507

See accompanying notes to consolidated financial statements.

Grupo Gigante, S. A. de C. V. and Subsidiaries
Notes to consolidated financial statements
For the years ended December 31, 2005 and 2004
(In thousands of Mexican pesos ($) of purchasing power as of December 31, 2005)

1 NATURE OF BUSINESS

Grupo Gigante, S. A. de C. V. and subsidiaries (the "Company") are engaged in self-service stores that sell groceries, perishables, clothing, general merchandise, office supplies and electronic goods.

2 BASIS OF PRESENTATION

a. ***Explanation for translation into English*** - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP"). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with accounting principles generally accepted in the country of use.

b. ***Consolidation of financial statements*** - The consolidated financial statements include those of Grupo Gigante, S. A. de C. V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT México, S. A. de C. V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Significant intercompany balances and transactions have been eliminated.

Company or Group	Equity	Activity
Gigante, S. A. de C. V.	100.00%	210 self-service stores that sell groceries, perishables, clothing and general merchandise. On August 1, 2005 this entity transferred all of its employees to a related party and as such, it began to receive administrative services from such related party.
Office Depot de México, S. A. de C. V.	50.00%	103 office supply stores in Mexico, 4 in Costa Rica, 4 in Guatemala, 3 in El Salvador and 2 distribution centers.
PSMT México, S. A. de C. V.	50.00%	2 club price stores in Guanajuato, Mexico and 1 in Queretaro, Mexico. As mentioned in Note 2f on February 11, 2005 the Company announced the suspension of its operations.
Gigante Holdings International, Inc.	100.00%	9 self-service stores focusing on the Latin market in Los Angeles, California.
Cafeterías Toks, S. A. de C. V.	100.00%	A chain of 57 restaurants.
Tiendas Super Precio, S. A. de C. V.	100.00%	56 self-service stores that sell groceries.
Radio Shack de México, S. A. de C. V.	50.52%	129 stores that sell electronic goods.
Controtiendas, S. A. de C. V.	100.00%	41 real estate companies that own land where Company stores and restaurants are located.

Company or Group	Equity	Activity
Bodega Gigante, S. A. de C. V.	100.00%	11 real estate companies that own land where Company stores are located.
Gigante-Fleming, S. A. de C. V.	100.00%	A real estate company that owns land where two of the Company's stores are located, as well as the use and control of trademarks.
Servicios Gigante, S. A. de C. V.	99.99%	Provides administrative services to the Company.
Servicios Toks, S. A. de C. V.	100.00%	Provides administrative services to the Company.
Operadora Gigante, S. A. de C. V.	100.00%	Provides administrative services to the Company.
Servicios Gastronómicos Gigante, S. A. de C. V.	100.00%	Provides gastronomic services to the Company.
Servicios Operativos Gigante, S. A. de C. V.	100.00%	Provides administrative services to the Company.
Pagos en Línea, S.A. de C.V.	100.00%	Processes and manages electronic cash transfers in Mexico.
Procesadora Gigante, S. A. de C. V.	100.00%	Sales, administration and operation of commercial business related to packaging food.
Compañía Importadora Gigante, S. A. de C. V.	100.00%	Purchase-sale, manufacture and commercialization of merchandise.
Combustibles Gigante, S. A. de C. V.	100.00%	Sale of gas and fuel.

c. ***Translation of financial statements of foreign subsidiaries*** - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, the same accounting polices of the Company are applied. Such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented within cumulative other comprehensive loss. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities; (ii) the exchange rate in effect at the date the contributions were made for common stock; (iii) the exchange rate in effect at the end of the year in which the earnings (losses) were generated for retained earnings and; (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2004 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

(In thousands of Mexican pesos ($) of purchasing power as of December 31, 2005)

d. ***Net comprehensive loss*** - Represents changes in stockholders' equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders' equity without affecting the consolidated statements of operations. In 2005 and 2004, other comprehensive income (loss) items consist of the insufficiency in restated stockholders' equity, the translation effects of foreign entities and minority stockholders' equity.

e. ***Reclassifications*** - Certain amounts in the financial statements as of and for the year ended December 31, 2004 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2005.

f. ***Comparability*** - On February 11, 2005 the Company announced the suspension of operations of its subsidiary PSMT México, S. A. de C. V., for which operations were formally suspended on February 28, 2005. The condensed financial information of the subsidiary, which is included in these consolidated financial statements as of December 31, 2005 and 2004, is:

Balance sheets:	**2005**	**2004**
Current assets	$ 73,981	$ 115,022
Fixed assets		142,147
Current liabilities	(2,510)	(103,918)
	71,471	153,251
Stockholders' equity	**$ 83,580**	**$ 140,377**

Statements of operations:	**2005**	**2004**
Revenues	$ 56,400	$ 281,390
Costs and expenses	(91,526)	(315,899)
Income tax expense	(70)	(13,786)
Net loss	**$ (35,196)**	**$ (48,295)**

[3] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. ***New accounting policies:***

Severance payments at the end of the work relationship - Effective January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, "Labor Obligations" related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. Bulletin D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of December 31, 2005 calculated by independent actuaries was $80,793. The Company chose to record such amount as a transition liability to be amortized using the straight-line method over 10 years, which represents the average labor life of employees expected to receive such benefits.

Impairment of long-lived assets - Effective January 1, 2004, the Company adopted the provisions of Bulletin C-15, "Accounting for Impairment and Disposal of Long-Lived Assets", which establishes, among others, new rules to calculate and recognize impairment losses and their reversal. When there are indicators of impairment of long-lived assets in use, tangible and intangible, including goodwill and such impairment is not temporary, entities must evaluate possible impairment losses. The adoption of Bulletin C-15 did not have a significant effect on the Company's consolidated financial position or results of its operations.

b. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to Mexican pesos of purchasing power as of December 31, 2005. Accordingly, the consolidated financial statements of the prior years, which are presented for comparative purposes have been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the following two line items:

Insufficiency in restated stockholders' equity - Insufficiency in restated stockholders' equity, included in cumulative other comprehensive loss, represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets, which resulted from restating certain nonmonetary assets below inflation.

Monetary position gain - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying National Consumer Price Index (NCPI) factors to monthly net monetary position. Gains result from maintaining a net monetary liability position..

c. ***Inventories and cost of sales*** - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

d. ***Property and equipment*** - Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method, based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the period of construction is capitalized and restated using the NCPI.

e. ***Impairment of long-lived assets in use*** - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, competition and other legal and economic factors.

f. ***Goodwill*** - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and at least once a year, is subject to impairment tests. Through December 31, 2004, goodwill was amortized using the straight-line method over 20 years. As of January 1, 2005, goodwill ceased to be amortized under the provisions of Bulletin B-7, "Business Acquisitions".

g. ***Employee retirement obligations*** - Seniority premiums and beginning in 2005, severance payments at the end of the work relationship are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Through December 31, 2004, severance payments at the end of the work relationship were charged to results when the liability was determined to be payable.

h. ***Deferred charges*** - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over four years. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred. This caption also includes other intangibles, of licenses and trademarks, that are amortized over their related useful life of 4 and 15 years, respectively.

i. ***Provisions*** - Provisions are recognized for current obligations that (i) result from a past event, (ii) are probable to result in the use of economic resources, and (iii) can be reasonably estimated.

j. ***Income taxes, tax on assets and employee statutory profit sharing*** - Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

k. ***Foreign currency balances and transactions*** - Foreign currency transactions are recorded at the applicable exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of operations.

l. ***Earnings (loss) per share*** - Basic earnings (loss) per common share are calculated by dividing net (loss) income of majority stockholders by the weighted average number of shares outstanding during the year. As the Company has no dilutive securities, basic and diluted earnings per share are the same.

m. ***Fair value of financial instruments*** - The carrying amounts of the Company's cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate. The Company's long-term debt consists of debt instruments that bear interest at fixed or variable rates tied to market indicators.

[4] ACCOUNTS RECEIVABLE - NET

	2005	2004
Trade accounts receivable	$ 411,468	$ 729,063
Allowance for doubtful accounts	(29,018)	(28,608)
	382,450	700,455
Recoverable taxes	586,808	695,899
Other	159,526	303,290
	$ 1,128,784	**$ 1,699,644**

[5] PROPERTY AND EQUIPMENT - NET

	2005	2004
Buildings	$ 5,715,509	$ 4,899,896
Buildings on leased property	4,802,055	4,882,477
Store equipment	6,749,608	6,512,751
Furniture and equipment	594,366	671,828
Vehicles	226,946	239,082
	18,088,484	17,206,034
Accumulated depreciation	(8,077,784)	(7,465,741)
	10,010,700	9,740,293
Construction in-progress	130,375	252,217
Land	5,160,209	5,200,933
	$ 15,301,284	**$ 15,193,443**

As of December 31, 2005 and 2004, approximately 49% and 45%, respectively, of the Company's land and buildings are pledged as a guarantee for the Company's long-term debt (see Note 9).

Grupo Gigante, S. A. de C. V. and Subsidiaries
Notes to consolidated financial statements
For the years ended December 31, 2005 and 2004
(In thousands of Mexican pesos ($) of purchasing power as of December 31, 2005)

[6] INVESTMENT IN SHARES

As of December 31, 2005 and 2004, the investment in shares balance is mainly represented by the investment in the shares of PriceSmart Inc. The balance in shares as of December 31, 2005 and 2004 represents an investment in 1,667,333 common shares (6.41%) of PriceSmart Inc., which were purchased on November 23, 2004, at a price of U.S. 10.00 per share. Such investment is accounted for under the cost method.

[7] GOODWILL AND OTHER ASSETS – NET

	2005	2004
Goodwill – net	$ 436,292	$ 436,292
Restricted cash	35,247	82,553
Deferred charges – net	224,344	226,942
Intangible asset for retirement obligations	70,451	
Other non-current assets	59,672	56,608
	$ 826,006	$ 802,395

Restricted cash represents cash reserves required to be maintained by one of the Company's subsidiaries in order to obtain credit with one of its suppliers.

[8] NOTES PAYABLE TO FINANCIAL INSTITUTIONS

The Company has certain short-term unsecured notes payable due to financial institutions. Outstanding borrowings under these arrangements amounted to $4,877 and $57,030 as of December 31, 2005 and 2004 respectively. The weighted average interest rates under these arrangements at December 31, 2005 and 2004 were 7.5% and 11.26%, respectively.

[9] LONG-TERM DEBT

	2005	2004
Line of credit, with borrowings secured by the Company's mortgages on buildings, with maturity on June 25, 2007. Borrowings may be made against the credit without exceeding the maximum amount of $381,000 (nominal), and each borrowing may remain outstanding for a maximum period of 90 days. The interest is payable upon maturity of each borrowing at the annual Interbank Interest Rate (TIIE) plus the applicable margin, which is based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin is determined every quarter (the 91-day interest rate as of December 31, 2004 was 9.99%). Borrowings taken against such credit were paid in advance in full in August 2005.	$	$ 393,687

	2005	2004
Loan contract, secured by the Company's mortgages on buildings, payable in 16 equal quarterly payments beginning March 2005, with final maturity on December 31, 2008. The interest is payable quarterly at the fixed rate of 9.51% plus the applicable margin, which is based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin is determined every quarter (the interest rate as of December 31, 2004 was 11.01%). Such loan contract was paid in advance in full in August 2005.		2,224,695
Note payable, collateralized by buildings with a net book value of $126,963 at December 31, 2005; monthly payments are calculated based on a percentage of the sales of the Company's store that is located in such building; interest on outstanding balances is calculated at the 28-day TIIE plus 2 percentage points (interest rate as of December 31, 2005 and 2004, were 10.56% and 10.93%, respectively).	33,696	42,207
Unsecured loan contract payable in 36 monthly installments with a 12-month grace period with regard to principal only; the first principal payment will be January 31, 2007. Interest is payable monthly at a fixed rate of 11.45%.	60,000	
On August 22, 2005, the Company concluded restructuring its bank liabilities and acquired a new loan for $2,700,000 with a financial institution. Such loan will be paid in 37 quarterly installments beginning September 2006; the interest will be payable quarterly at the 91-day TIIE rate plus an applicable margin. Such margin will calculated as 2.85% of the outstanding amount during the first year of the loan and thereafter will be calculated based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. The interest rate as of December 31, 2005 was 11.49%.	2,700,000	
Long-term debt	2,793,696	2,660,589
Less current portion of long-term debt	(70,037)	(563,796)
	$ 2,723,659	$ 2,096,793

One of the provisions of the Company's new loan contract establishes the obligation for certain financial ratios to be maintained at the end of each quarterly reporting period. At December 31, 2005 the Company has complied with these obligations.

(In thousands of Mexican pesos ($) of purchasing power as of December 31, 2005)

As of December 31, 2005, long-term debt is as follows:

2006	$ 70,037
2007	153,869
2008	167,702
2009	188,540
2010	161,548
Thereafter	2,052,000
	$ 2,793,696

[10] EMPLOYEE RETIREMENT OBLIGATIONS

Net periodic cost for obligations resulting from the seniority premiums was $9,746 and $9,102, during 2005 and 2004, respectively. During 2005, net periodic cost of $23,894 for severance payments at the end of the work relationship was also recognized.

Seniority premium benefits, consist of a lump sum payment of 12 days' wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law.

Effective January 1, 2005, the Company also recognizes a liability for severance payments provided to its employees at the end of the work relationship for reasons other than restructuring activities. The liability is calculated based on the historical experience of the average payments made to employees at the end of the work relationship in accordance with the guidance in Bulletin D-3.

The related liability and annual cost of such seniority premium benefits and severance payments are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

The present values of these obligations and the rates used for the calculations are:

	2005	2004
Accumulated benefit obligation	$ (228,343)	$ (63,387)
Projected benefit obligation	$ (241,077)	$ (68,472)
Plan assets	5,351	4,685
Funded status - underfunded	(235,726)	(63,787)
Unrecognized items	85,373	2,228
Net projected liability	(150,353)	(61,559)
Additional liability	(77,990)	(1,828)
Employee retirement obligations	**$ (228,343)**	**$ (63,387)**
Net periodic cost	$ 33,640	$ 9,102
Contributions to plan assets	$ 460	$ 566

The rates used in the actuarial calculations, net of effects of inflation, were:

	2005	2004
Discount of the projected benefit obligation at present value	4.0%	4.0%
Salary increase	1.0%	1.0%
Yield on plan assets	4.5%	5.0%

Unrecognized items are charged to results based on the average remaining service lives of employees expected to receive benefits, which is 10 years. Net periodic costs include $9,815 and $(712) during 2005 and 2004 respectively for the amortization of these items.

The amortization period for the unamortized items is as follows:

Concept	Remaining Years
Prior service costs resulting from plan amendments	10
Transition (asset) liability	10
Variances in assumptions	10

Net periodic cost is comprised as follows:

	2005	2004
Service costs	$ 16,276	$ 6,910
Amortization of the transition liability	9,815	(712)
Amortization of variances in assumptions	184	380
Interest cost	7,338	2,524
Less - Yield on plan assets	(234)	
	33,379	9,102
Curtailment costs	261	
Net periodic cost	**$ 33,640**	**$ 9,102**

Grupo Gigante, S. A. de C. V. and Subsidiaries
Notes to consolidated financial statements
For the years ended December 31, 2005 and 2004
(In thousands of Mexican pesos ($) of purchasing power as of December 31, 2005)

11 STOCKHOLDERS' EQUITY

a. Stockholders' equity consists of the following as of December 31, 2005 and 2004:

	Number of shares	Historical value	Restatement effect	Total
Fixed capital	176,734,102	$ 18,922	$ 524,353	$ 543,275
Variable capital	805,858,375	86,280	1,860,707	1,946,987
	982,592,477	105,202	2,385,060	2,490,262
Additional paid-in capital		2,120,647	4,849,135	6,969,782
Retained earnings		3,395,798	12,785,708	16,154,306
Cumulative other comprehensive loss			(11,598,896)	(11,598,896)
Cumulative initial effect of deferred income tax		(895,072)	(321,141)	(1,216,213)
Minority stockholder's equity		43,257	52,946	96,203
Total	**982,592,477**	**$ 4,769,832**	**$ 8,152,812**	**$ 12,895,444**

	Number of shares	Historical value	Restatement effect	Total
Fixed capital	176,734,102	$ 18,922	$ 506,845	$ 525,767
Variable capital	800,910,875	85,750	1,878,200	1,963,950
	977,644,977	104,672	2,385,045	2,489,717
Additional paid-in capital		2,120,647	4,856,261	6,976,908
Retained earnings		3,395,798	12,911,118	16,306,916
Cumulative other comprehensive loss			(11,213,783)	(11,213,783)
Cumulative initial effect of deferred income tax		(895,072)	(321,141)	(1,216,213)
Minority stockholder's equity		43,257	18,729	61,986
Total	**977,644,977**	**$ 4,769,302**	**$ 8,636,229**	**$ 13,405,531**

Common stock is comprised of common nominative shares. Fixed capital stock may not be withdrawn. Variable capital shares may be freely subscribed. Variable capital may not be greater than ten times fixed capital.

b. During 2005 and 2004, the Company sold a total of 4,947,500 and 197,472 of its treasury shares, respectively, at various dates and various prices throughout each year, via cash contributions. At December 31, 2005 and 2004, the Company maintains in treasury 3,707,467 and 8,654,967, shares respectively. The market value of such shares was $6.95 and $8.10, per share at December 31, 2005 and 2004, respectively.

c. Retained earnings include a statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may not be distributed, except in the form of a stock dividend, unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2005 and 2004, the legal reserve, in historical pesos, was $21,120 and $21,115, respectively.

d. Stockholders' equity, except restated additional paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2005 and 2004, the ISR rate was 30% and 33%, respectively; it will decrease to 29% in 2006 and 28% in 2007 and thereafter. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

e. The balances of the stockholders' equity tax accounts as of December 31 are as follows:

	2005	2004
Contributed capital account	$ 7,869,392	$ 7,869,392
Net consolidated tax income account	2,985,507	2,896,186
Net reinvested consolidated tax income account	276,058	276,058
Total	**$ 11,130,957**	**$ 11,041,636**

[12] FOREIGN CURRENCY BALANCES AND TRANSACTIONS

a. At December 31, the foreign currency monetary position in thousands of U.S. dollars is as follows:

	2005	2004
Monetary assets	3,264	5,902
Monetary liabilities	(38,930)	(39,290)
Monetary liability position - net	(35,666)	**(33,388)**
Equivalent in thousands of Mexican pesos	$ (379,130)	**$ (372,276)**

b. Approximately 5.79% and 7.1% of inventory purchases were imported by the Company in 2005 and 2004, respectively.

c. Transactions denominated in thousands of U.S. dollars during the years ended December 31, 2005 and 2004, include import purchases of US125,405 and US159,523, respectively.

d. The exchange rates in effect at the dates of the consolidated financial statements and of issuance of the consolidated financial statements were as follows:

	December 31		February 20
	2005	2004	2006
One U.S. dollar	$ 10.63	$ 11.15	$ 10.45

Grupo Gigante, S. A. de C. V. and Subsidiaries
Notes to consolidated financial statements
For the years ended December 31, 2005 and 2004
(In thousands of Mexican pesos ($) of purchasing power as of December 31, 2005)

[13] BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a. Transactions with related parties during the years ended December 31, 2005 and 2004, carried out in the ordinary course of business, were as follows:

	2005	2004
Purchases from PriceSmart, Inc.	$ 421	$ 4,777
Purchases from Radio Shack International, Inc.	188,137	152,564
	$ 188,558	$ 157,341

b. Balances (receivable from) payable to related parties at December 31, are as follows:

	2005	2004
PriceSmart, Inc.	$ (272)	$ 13,912
Radio Shack International, Inc.	129,843	80,620
	$ 129,571	$ 94,532

[14] NET COMPREHENSIVE FINANCING COST

	2005	2004
Interest expense	$ 487,997	$ 425,750
Interest income	(35,366)	(19,410)
Foreign exchange loss - net	13,679	1,286
Monetary position gain	(275,524)	(394,643)
Other financing expenses	94,005	86,510
	$ 284,791	$ 99,493

[15] INCOME TAXES, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT SHARING

The Company is subject to income tax (ISR) and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004 certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 was 33%); b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance;

as a consequence, cost of sales of such inventories were deducted; d) as of 2006, employee statutory profit sharing paid will be fully deductible; and e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S. A. de C. V., files consolidated ISR and IMPAC tax returns with its subsidiaries.

a. ISR and PTU consist of the following:

	2005	2004
ISR expense (benefit):		
Current	$ 267,559	$ 76,146
Deferred	(251,824)	166,197
Effect of change in statutory rate on deferred ISR		(205,342)
Change in the valuation of allowance for recoverable tax on assets and benefit of tax loss carryforwards	213,634	210,293
	$ 229,369	**$ 247,294**
PTU expense (benefit):		
Current	$ 14,691	$ 8,102
Deferred	(47,146)	47,597
	$ (32,455)	**$ 55,699**

To determine deferred ISR at December 31, 2005, the Company applied the different tax rates that will be in effect beginning in 2006 to temporary differences according to their estimated dates of reversal.

b. The reconciliation of the ISR amounts is as follows:

	2005	2004
ISR at the statutory tax rate	$ 1,363	$ 240,746
Add:		
Effect of permanent differences, mainly nondeductible expenses	34,004	29,181
Change in the valuation of allowance for recoverable tax on assets paid and benefits on tax loss carryforwards	213,634	210,293
Less:		
Effects of inflation	(19,632)	(27,584)
Effect of change in statutory rate on deferred ISR		(205,342)
ISR at the effective tax amount	**$ 229,369**	**$ 247,294**

(In thousands of Mexican pesos ($) of purchasing power as of December 31, 2005)

c. At December 31, 2005 and 2004, the main items comprising the liability balance of deferred ISR and PTU are:

	2005	2004
Deferred ISR assets (liabilities):		
Property and equipment	$ (1,380,069)	$ (1,382,748)
Inventories	(575,291)	(1,161,451)
Tax inventory from 1986		274,174
Other	(9,816)	(30,280)
Deferred ISR from temporary differences	(1,965,176)	(2,300,305)
Effect of tax loss carryforwards	347,655	469,553
Recoverable tax on assets	990,561	902,137
Deferred ISR liability	(626,960)	(928,615)
Allowance for recoverable tax on assets and of tax loss carryforwards	(402,304)	(249,683)
Long-term deferred ISR liability - net	(1,029,264)	(1,178,298)
Deferred PTU asset (liability)	1,328	(47,597)
Total long-term deferred liability - net	**$ (1,027,936)**	**$ (1,225,895)**

d. Due to a deterioration in the circumstances used to assess the recovery of tax on assets paid and recovery of the benefit of tax loss carryforwards, the valuation allowance for recoverable tax on assets and the valuation allowance for recoverable benefit of tax loss carryforwards was increased by $213,634 and charged to results of operations of the year ended December 31, 2005.

e. At December 31, 2005 the Company had temporary differences related to deferred PTU mainly from deductible provisions. As a result of the tax amendments published on December 1, 2004, the Company recorded a net deferred PTU liability of $47,597 in 2004 for temporary differences related to inventory, since cost of sales will now be deducted in place of inventory purchases, as mentioned above, and recorded the effect of the amounts reduced from tax inventories in its PTU calculation, also mentioned above.

There are also unquantified permanent differences, mainly from the restatement of fixed assets, that will have an effect on future PTU payments.

f. Tax loss carryforwards and recoverable tax on assets paid for which the deferred income tax asset and prepaid income tax, respectively, have been partially recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2005 and expiration dates are as follows:

Year of Expiration	Tax Loss Carryforwards	Recoverable Tax on Assets
2006	$ 13,071	$ 97,638
2007	22,475	90,590
2008	51,094	56,093
2009	106,084	66,944
2010	135,862	124,057
2011	131,314	124,236
2012	174,944	96,157
2013	136,572	106,278
2014	145,670	113,707
2015	324,539	114,861
	$ 1,241,625	**$ 990,561**

[16] COMMITMENTS

The Company has entered into operating leases for land, for indefinite periods where some of its stores and restaurants are located. Rents are calculated as a percentage of sales ranging from 1% to 4%. In 2005 and 2004, rental expense was approximately $644,653 and $677,654, respectively.

During 2005, the Company entered into two operating leases for equipment, which will expire in 3 and 5 years. Rental expense during 2005 related to these contracts was $684. Minimum rental commitments under the operating leases over the next four years are as follows:

2006	$ 23,732
2007	27,907
2008	27,907
2009	20,209
2010	5,052
	$ 104,807

[17] CONTINGENCIES

In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004 the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the original deposit established, plus the payment of an accrued amount, as calculated by the former shareholders, based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to the former shareholders. The Company intends to vigorously defend against the lawsuit including, the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original contract. The Company has created a provision of $207,495, in addition to an amount of $27,543 previously deposited, for a total amount of $235,038. Company's management believes the amounts provided against the potential risks from this lawsuit would be sufficient in the event of an adverse ruling. Currently, the closing arguments stage was completed; the litigation process is still pending for the communication of the resolution of the first instance to the parties.

[18] NEW ACCOUNTING PRINCIPLES

As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as "Normas de Información Financiera" (Financial Reporting Standards, or "NIFs"), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards ("IFRS") that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in MEX GAAP and establishing a Conceptual Framework ("CF") to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:

NIF A-1 Structure of Financial Reporting Standards
NIF A-2 Fundamental Principles
NIF A-3 Users' Needs and Financial Statement Objectives
NIF A-4 Qualitative Characteristics of Financial Statements
NIF A-5 Basic Elements of Financial Statements
NIF A-6 Recognition and Valuation
NIF A-7 Presentation and Disclosure
NIF A-8 Supplementary Standards to MEX GAAP
NIF B-1 Accounting Changes

The most significant changes established by these standards are as follows:

- In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.
- NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity's activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.
- NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years' financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.
- NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

COTIZA EN BOLSA MEXICANA DE VALORES

GIGANTE*

Grupo Gigante S.A. de C.V.
Ejército Nacional No. 769 - A
Delegación Miguel Hidalgo
11520, México D.F., México
Phone: (52) 55 5269 8000
Fax: (52) 55 5269 8169

www.gigante.com.mx

INVESTOR RELATIONS
Leopoldo Pardavell S.
Phone: (52) 55 5269 8397
lpardave@gigante.com.mx

Design & Photography: 33 Visual / Printer: Earth Color Houston



GRUPO GIGANTE

English Translation of the Executive Summary of the 2005 Annual Report submitted to the CNBV and to the BMV on June 29, 2006, according to the General Rules issued by the CNBV.

The Company is the second largest retailer in Mexico of groceries, clothing and general merchandise self-service and the fourth largest in terms of sales. The Company is present in the 32 states of Mexico with additional operations in Central America and the state of California in the United States. As of December 31, 2005 the Company operated 266 self-service stores throughout Mexico under the following formats: Gigante, Bodega Gigante, SuperGigante and SuperPrecio. It also operates nine Gigante stores in Los Angeles, California. Likewise, the Company operates 52 Toks restaurants, five specialty restaurants and through joint venture agreements, 116 Office Depot stores and 129 Radio Shack stores.

The Company was organized and opened its first store in Mexico City in 1962. At the time of its incorporation, the Company was the biggest retailer in Latin America. Since then, it has expanded its operations to all the states of the country, mainly through acquisitions, openings of new stores and the development of new store formats. The four main formats are hypermarkets Gigante, Bodega Gigante stores, SuperGigante supermarkets and SuperPrecio stores. These formats correspond to various sizes, services rendered, product variety, location and clients targeted. Together, these four different formats represented 84.2% of the Company's income during 2005.

Summary of Financial Information

During 2005, net sales were $31,036.7 million pesos, representing a decrease of 5.1% compared to 2004. Same store sales during 2005 decreased 6.2% compared to the previous year. Gross margin was 22.9% during 2004, 60 basis points above the gross marging registered in 2004.

Operating expenses increased 6.2% during 2005 (without including depreciation and amortization). As a percentage of net sales, operating expenses represented 21.4%, 2 point basis higher than was registered during 2004.

Income from operations during 2005 was 52.5% lower than was registered in 2004. During 2005, operating cash flow generated was 29.9% lower than the operating cash flow of the previous year.

Consolidated net income for the year 2005 of net sales was -0.6%, 145.1% lower than the previous year. Provisions for taxes during 2005 amounted to $229.4 million pesos in accordance with the accounting principle set forth in Bulletin D-4 issued by the Mexican Institute of Public Accountants.

Market Characteristics

The Mexican self-service market is characterized by the variety of its customers, based on their different income levels. This industry provides services through: (i) modern formats such as supermarkets, department stores, hypermarkets and membership supermarkets; (ii) traditional formats, such as small independent stores; and (iii) informal facilities such as provisional markets and street salesmen. The large size of the informal sector, estimated to be approximately 50% of the Mexican market, represents a significant opportunity for the Company to obtain a higher market share, provided that customers prefer improved services, a greater variety of products and more competitive prices which are offered by large self-service stores. The use of various formats and its multi-regional coverage enables the Company to target different customers through the selection of the appropriate format for each location.

Competitive Strengths

The Company deems that its good position in the Mexican market is mainly due to the following:

National Coverage. With operations in 88 cities in Mexico, the Company has a presence in the 32 states of the country.

International presence: As of December 31, 2005, the Company operated in nine locations in the Los Angeles, California area (Gigante USA) and in Central America through Office Depot stores, four in Guatemala, four in Costa Rica and three in El Salvador.

Diversity of Formats. The various formats of the Company's stores, which include Gigante hypermarkets, Bodega Gigante, SuperGigante supermarkets, SuperPrecio stores, Gigante USA supermarkets, Office Depot stores, Radio Shack stores, Toks restaurants and until February, 2005, PriceSmart membership stores, enable the Company to increase its market share by addressing the different needs of its customer base in each of the markets where the Company operates. Each format is designed to target a different sector according to its economic and social characteristics, resulting in different price ranges, store sizes, products and additional services offered.

Gigante hypermarkets are designed for the largest segment of consumers with different income levels, while Bodega Gigante stores target consumers with medium and low income levels, SuperGigante supermarkets are designed for consumers with medium to high income levels and SuperPrecio stores are directed to middle and lower income customers.

Gigante USA supermarkets target the Latin American community in the Los Angeles, California area. Office Depot and Radio Shack stores address certain specific customers needs, such as office and stationery products and electronic appliances, respectively. As a complement to its various formats, the Company also operates a chain of family and specialty restaurants, many of which are located next to or near to the stores, providing customers with an additional incentive to purchase in the Company's stores. PriceSmart membership stores operated under membership requirements and targeted family and small businesses. However, in accordance with the profitability principle of the Company implemented during recent years, as of February 2005, it decided to close PriceSmart stores.

Recognized Brand Name. Through continuous marketing and media campaigns and supported by the Company's national geographic coverage, the "Gigante" brand name is widely recognized by Mexican people and it has expanded to the Hispanic population in the area of Los Angeles, California. The "Gigante" brand name is frequently linked to value and service, with high recognition throughout Mexico, enabling the Company to attract new clients when it opens a new store and to more efficiently conduct its marketing and promotional campaigns.

Significant Joint Venture Partners. The Company recognizes that its competitive strengths are supported by the soundness of its joint venture partners. The Office Depot stores, a result of the joint venture with Office Depot, Inc., commenced their operations in 1994 and are the format that has grown most rapidly with a total of two distribution centers, 103 stores in operations in 51 cities within Mexico, and in Central America, four in Guatemala, four in Costa Rica and three in El

Salvador. Likewise, in 1992, the Company entered into a joint venture with Tandy International Corp. and currently operates 129 Radio Shack stores and 38 franchises in 58 Mexican cities.

Technological Platform

The Company is currently focusing on operational processes through IT solutions and through its technological partner SAP *(Sistemas y Aplicaciones en Procesamiento de Datos).* Besides providing its software platform, SAP has promoted the use of best practices in order to support the Company's efficient operation. The implementation of SAP is part of the Company's global strategy to reach competitive levels through the integration and consolidation of its systems, interphase and information, since it connects all the Conpany's processes.

The implementation of SAP commenced in November 2003, in order to improve the integration of systems in the supply chain, to improve processes and use of best practices, as well as to simplify and make the sales process more efficient. The system provides precise information in real time in order to make decisions related to the business, suppliers, distribution centers and point of sales on time. The system allows the Company to set and control prices and promotions and to keep an updated catalog of produts at each point of sales. Prices may be adjusted quickly and automatic inventory revision based on historical data would be possible. As of Decenber 31, 2005, nine out of ten stages of the SAP system implementation process were completed. Operations, advertising, logistics, accounting and finance departments were all working cooperatively under the SAP system. As of March 2006, the implementation of the last stage of the process was completed, therefore the whole system is already implemented.

Back-up servers are managed by a security officer who controls access to the Company's IT resources in order to reduce the risk of non-authorized personnel modifying, deleting or adding data or in any other way affecting the applications or the financial information. In addition, the Company has developed a contingency plan to promptly respond to data losses or equipment damages.

Value Added Services

Value added services offered by the Company are designed to respond to the growing demand of customers for a mix of added services. Among the value added services offered by the Company are the following: bakeries, *tortillerias*, pharmacies, butcher stores, bank branches, ATM's, credit cards issued by financial institutions with the Company's brand, sale of Gigante vouchers, sending and receiving of money transfers (Money Gram), merchandise keeping services, home delivery, prepaid gift cards, cash back, photo labs, laundries, eye care stores, tire stores and small restaurants, as well as payment of services such as telephone and cable TV bills and certain taxes. Likewise, there is a place to receive payment of tax on real estate within the facilities of the Cuitláhuac Gigante store in Mexico, Federal District and during 2006, this service is also offered at the La Villa Gigante store in Mexico, Federal District.

Table of contents of the 2005 Annual Report submitted to the CNBV and to the BMV on June 29, 2006, according to the General Rules Applicable to Public Companies and Other Participants in the Securities Market (the "General Rules") issued by the CNBV.

For a complete version of this Annual Report, please refer to www.bmv.com.mx or http://emisnet.bmv.com.mx/informes/infoanua_5436_2006.pdf.

F

Table of contents of the 2005 Compliance Report with the Best Corporate Practice Code submitted to the CNBV and to the BMV on June 29, 2006, according to the General Rules issued by the CNBV.

For a complete version of this Annual report, please refer to www.bmv.com.mx or http://www.bmv.com.mx/BMV/JSP/sec5_codigomp2.jsp?opcion=2&folioxprefijo=5196&fecha=2006-06-29_13:50:00.0&prefijo=codigomp

RECEIVED
2006 SEP 27 P 1:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GRUPO
GIGANTE

RECEIVED
2006 SEP 27 P 12:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GIGANTE

July 28, 2006

Bodega Gigante

2Q06 Earnings Release

Figures appearing in this document are expressed in millions of Mexican pesos of purchasing power as of June 30, 2006, unless otherwise specified. Figures may vary due to rounding.

Super G

Gigante USA

Quarterly Results.- During the second quarter of the year, the results obtained by Grupo Gigante register an increase of 1.4% in real terms on total sales compared to the same period of the previous year, mainly due to the new image, remodeling and improvement in our supermarket formats in which we continue offering competitive prices, as well as a good performance in all our businesses. Gross margin shows an increase of 170 basis points when compared to 2Q05 and as a result of the opening and remodeling of stores, operating expenses grew 1.5%. In the quarter the Company's EBITDA was of 4.3%, increasing 51.9%.

SuperPrecio El Super del Ahorro

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES
SECOND QUARTER 2006 RESULTS

	2Q06	2Q05	%Change
Net Sales	7,686	7,579	1.4%
Gross Profit	**1,820**	**1,666**	**9.2%**
Operating Income	145	15	861.2%
EBITDA	**332**	**219**	**51.9%**
Comprehensive Financing Cost	**256**	**108**	**136.0%**
Income Tax Provision	50	26	90.7%
Extraordinary Items	39	19	**106.9%**
Net Income	**(231)**	**(172)**	**33.7%**

Toks

Office Depot

RadioShack.

Sales.- The Company's total sales for the second quarter of the year were 7,686 million pesos, an increase of 1.4% in real terms compared to the same period of 2005. Same store sales for this quarter showed a decrease of 0.4%. This result corresponds to the good performance of Toks, Radio Shack and Office Depot businesses as well as the constant effort updating the image, remodeling and improvement of our supermarket formats, in which we offer competitive prices. Also, those units recently remodeled under the concept "New Image" shows a positive tendency, increasing its average sales in a real terms 10% compared to the same period of 2005

SALES
Real Variation of Previous Quarters



15.0%
5.0%
-5.0%
-15.0%
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
Same Stores

Gross Margin.- Gross margin was of 23.7%, 170 basis points higher than the obtained in the second quarter of 2005. During the quarter, gross profit rose 1,820 million pesos, which means an increase of 9.2% compared to the same period of the last year due to the increase in sales as well as better negotiations with suppliers.

Operating expenses.- Operating expenses for the quarter were 1,675 million pesos, increasing 1.5% in real terms basically as a result of the openings in Bodega Gigante, SuperPrecio, Radio Shack and Office Depot businesses. The operating income reached 145 million pesos, amount 8.6 times higher than the 15 million pesos registered in 2Q05.

Operating cash flow.- As a consequence of the growth in sales and in the gross margin, the operating cash flow for the second quarter register an increase of 51.9% compared to the same period of the previous year, reaching 332 million pesos.

EBIT
Real Variation of Previous Quarters


861.2 %
25.0%
-5.0%
-35.0%
-65.0%
-95.0%
2Q05
3Q05
4Q05
1Q06
2Q06

EBITDA
Real Variación of Previous Quarters


51.9%
55.0%
40.0%
25.0%
10.0%
-5.0%
-20.0%
-35.0%
-50.0%
2Q05
3Q05
4Q05
1Q06
2Q06

Comprehensive financial cost.- The comprehensive financial cost for the quarter was 256 million pesos, showing a real increase of 136% compared to the last year, mainly due to the hedge accounting effect resulting of the Bond issued on April 13, 2006. Comprehensive Financial Cost includes 72 million pesos derived from exchange fluctuations, of which 68 million pesos corresponds to the Bond and 36 million pesos represents the mark to market position.

Other expenses.- During the second quarter we are registering the prepayment penalty cost of 27 million pesos, result of the previous term loan guaranteed facility.

Extraordinary items.- The extraordinary items were 39 million pesos, 1.1 times higher than the same period of the previous year, mainly due to the 19 closures carried out on the first semester of 2006.

Net income.- As a result of all of the above, the quarter registered a net loss of 231 million pesos. This result was highly influenced by the virtual effects described in Comprehensive Financial Cost, and as well as the supermarket closures and other expenses.

Relevant events.- As announced on time, during the second quarter, specifically on April, we formally concluded the offering of Senior Unsecured Notes 144 A by a total amount of 260 million dollar with an annual coupon rate of 8.75% in foreign markets. Also, we have hedged the full coupons.

Installed capacity.- During the second quarter one Bodega Gigante, two Office Depot, five SuperPrecio and four Radio Shack were opened. Additionally, we closed one supermarket store in the Super Gigante format, one Office Depot Express and two SuperPrecio. Based on this, the total of units in operation at the end of the first quarter reached 581, a total of 1,000,009 sqm in total sales floor area and 12,086 seats.

Store Openings

Format	Branch	State
Bodega Gigante	R1 Gobernadora	Estado de México
OfficeDepot	Tláhuac	Distrito Federal
OfficeDepot	Playa del Carmen	Quintana Roo
SuperPrecio	Prohogar	Distrito Federal
SuperPrecio	Villa de las Flores	Estado de México
SuperPrecio	Sardaña	Estado de México
SuperPrecio	29 de Octubre	Distrito Federal
SuperPrecio	Juárez	Distrito Federal
Radio Shack	Plaza MR Miramontes	Distrito Federal
Radio Shack	Eduardo Molina	Distrito Federal
Radio Shack	Vía Morelos	Estado de México
Radio Shack	Alameda Central	Distrito Federal

As of June 30, 2006 the number of stores and sales floor area by format are as follows:

Installed Capacity of Grupo Gigante

	March-06	Closures	Openings	June-06	M2
Gigante	88	0	0	88	523,077
Bodega Gigante	51	0	1	52	199,622
Super Gigante	60	1	0	59	131,001
Gigante USA	9	0	0	9	25,572
Super Precio	60	2	5	63	15,393
Toks	58	0	0	58	* 12,086
Office Depot	119	1	2	120	188,620
RadioShack	128	0	4	132	16,724
TOTAL	**573**	**4**	**12**	**581**	**1,100,009**

*** *Total Seats***

Additions to net property, plant and equipment.- During the last three months, CAPEX reached 500 million pesos. Those resources were used in the store openings, remodeling and logistics.

Participation of the Subsidiaries in the CAPEX



Toks 7%
Gigante (1) 36%
Office Depot 30%
Gigante Services 1%
Radio Shack 3%
SuperPrecio 2%
Real State 21%

1) Includes the formats of Gigante, Bodega Gigante and Super Gigante.

Main Financial Ratios of the Second Quarter

Financial Ratios	**2T06**	**2T05**
Inventory days	59.7	69.0
Accounts Payable Days	60.2	71.3
Net Income per share*	-0.2	-0.2
EBITDA per share	**0.3**	**0.2**
Gross Margin	23.7%	22.0%
Operating Margin	1.9%	0.2%
Net Margin	-3.0%	-2.3%
Interest bearing Liabilities to Stockholder's Equity	24.1%	19.6%
Total Liabilities to Stockholder's Equity	74.2%	70.4%

*Shares Outstanding	**982,461,577**	**982,615,977**

As a part of our renewal strategy, Grupo Gigante continues remodeling its supermarket formats and improving its commercial, logistic and operating performance. Also we continue consolidating our results in Toks, Office Depot and Radio Shack businesses.

Sincerely

Angel Losada Moreno
Chairman of the Board

Ticker Symbol

Bolsa Mexicana de Valores (BMV): Gigante*

Web Pages

www.gigante.com.mx
www.grupogigante.com.mx
www.officedepot.com.mx
www.toks.com.mx
www.radioshack.com.mx

Investor Relations
Treasurer
Leopoldo Pardavell
+ 52 (55) 5269-8397

Income Statement
Accumulated to the First Quarter 2006/2005

Thousands of pesos as of June 30, 2006

ITEMS	2006	2005
Net Sales	**7,685,849**	**7,578,947**
Cost of Sales	5,866,033	5,913,074
Gross Profit	**1,819,816**	**1,665,873**
Operating Expenses	1,487,849	1,447,345
Depreciation and Amortization	187,169	203,464
Operating Income	**144,798**	**15,064**
Comprehensive Financial Cost:		
Interest Paid	85,629	104,936
Exchange Loss (Gain) (Net)	71,868	10,488
Interest Earned	7,173	6,469
Monetary Position	17,319	(533)
Other Financial Expenses	86,197	-
Other Financial Products	(1,987)	-
Loss (Gain) in UDI's Adjustments	-	-
	255,827	**108,422**
Other Expenses (Income)	30,874	33,787
Special Items	-	-
Net Income before Taxes	**(141,903)**	**(127,145)**
Provisions for Taxes and Profit Sharing due.	49,877	26,156
Net Income after Taxes.	**(191,780)**	**(153,301)**
Equity in Earnings of Unconsolidated Subsidiaries	-	-
Net Income for Recurring Operations	**(191,780)**	**(153,301)**
Income for Non-Recurring Operations (Net)	-	-
Net Income before Extraordinary Items	**(191,780)**	**(153,301)**
Net Extraordinary Items Expense (Income)	38,720	18,714
Net Cumulative Effect of Change in Accounting Principle	-	-
Net Income	**(230,500)**	**(172,015)**
Minority Net Income	293	575
Majority Net Income	**(230,793)**	**(172,590)**

Balance Sheet
Accumulated to the First Quarter 2006/2005

Thousands of pesos as of June 30, 2006

ITEMS	2006	2005
Current Assets		
Cash and temporary investments	406,139	307,813
Trade accounts receivable (Net)	288,344	374,054
Other accounts receivable (Net)	785,905	897,458
Inventories	3,827,243	4,555,625
Other current assets	249,504	291,778
	5,557,135	**6,426,728**
Long-Term		
Accounts receivable (Net)	-	-
Investments in Equity shares and Unconsolidated Subsidiaries	-	-
Other Investments	204,980	197,490
	204,980	**197,490**
Property, Plant and Equipment (Net)		
Property	15,920,523	15,271,452
Machinery and Industrial Equipment	-	-
Other Equipment	7,761,742	7,680,987
Accumulated Depreciation	8,475,113	7,871,124
Buildings in Process	164,413	353,648
	15,371,565	**15,434,963**
Deferred Assets (Net)	**667,605**	**579,412**
Other Assets	**198,275**	**242,063**
Total Assets	**21,999,560**	**22,880,656**

Balance Sheet
Accumulated to the First Quarter 2006/2005

Thousands of pesos as of June 30, 2006

ITEMS	2006	2005
Current Liabilities		
Accounts Payable	3,861,902	4,707,889
Bank Debt	6,809	783,501
Debt Securities	-	-
Accrued Taxes	61,063	152,757
Other current liabilities	1,203,237	791,946
	5,133,011	**6,436,093**
Long-Term Liabilities		
Bank Debt	55,001	1,781,532
Debt Securities	2,939,820	-
Other Debts	40,082	37,773
	3,034,903	**1,819,305**
Deferred Liabilities	-	-
Other Long-Term Liabilities	**1,205,969**	**1,200,183**
Total Liabilities	**9,373,883**	**9,455,581**
Minority Stockholder's Equity	**98,502**	**65,563**
Majority Stockholder's Equity	**12,527,175**	**13,359,512**
Paid-in Capital		
Capital Stock	2,506,312	2,506,294
Premium on Stock Sold	7,014,741	7,014,646
Reserve on Restatement on Stockholder's Equity	-	-
	9,521,053	**9,520,940**
Capital Increase (Decrease)		
Cumulative Results and Equity Reserve	15,856,897	16,266,182
Other Cumulative Results	**(12,900,179)**	**(12,487,470)**
Reserve for Shares Repurchase	49,404	59,860
	3,006,122	**3,838,572**
Shareholder's Equity	**12,625,677**	**13,425,075**

CASH FLOW STATEMENT
Accumulated to the Second Quarter 2006/2005
Thousands of pesos as of June 30, 2006

ITEMS	2006	2005
Net Income	**(350,547)**	**(129,625)**
Consolidated (loss) net income Items that did not require (generate) resources.	420,849	254,565
Cash provided by Operating Activities	**70,302**	**124,940**
Resources generated by Operating Activities	64,084	191,067
Net Resources generated by Operating Activities	**134,386**	**316,007**
Resources generated (used) by Third Parties Financing	218,781	(127,600)
Resources generated (used) by Own Financing	(1,445)	44,325
Net Resources generated by Investing Activities	**217,336**	**(83,275)**
Resources generated (used) on Investing Activities	(486,027)	(567,458)
Net Increase (Decrease) in Cash and Temporary Investments	**(134,305)**	**(334,726)**
Cash and Temporary Investments at the beginning of the period	540,444	642,539
Cash and Temporary Investments at the end of the period	**406,139**	**307,813**

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

RECEIVED
2006 SEP 27 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reception Date at the BMV: 2006-04-17 17:51

Code: EVENTORE

Ticker: GIGANTE

Date: 17/04/2006

Company: Grupo Gigante, S.A. de C.V.

Place: Mexico, D.F.

Matter: Grupo Gigante has ended the offering of debt securities

Relevant Event: Grupo Gigante, S.A. de C.V. has concluded the offering of debt securities for a principal amount US$260 million.

Mexico, D.F: April 17, 2006, Grupo Gigante, S.A. de C.V. ("Grupo Gigante" or the "Company") announces that as of April 13, 2006 it formally concluded the offering of senior notes in foreign markets for an aggregate amount of US$260 million dollars at an annual coupon rate equal to 8.75% and maturing in 2016.

The transaction is guaranteed by 70 subsidiaries of Grupo Gigante. It is represented by securities placed at par value, which will accrue interests on semi-annual basis on April 13 and October 13 during the life of the securities, commencing as of October 13, 2006. Among other covenants, the debt issuance includes restrictions on payment of dividends and repurchase of own shares in accordance with terms and conditions customary in this type of transaction. The placement agent was ABN Amro.

Grupo Gigante will use the resources derived from this transaction to prepay a loan agreement with Banco Inbursa, S.A. for $2,700 million pesos (equal to approximately US$254 million dollars).

Grupo Gigante estimates that with a transaction like this it is continuing its effort to release the Company from its financial commitments in order to continue with its plans to remodel stores through an image improvement plan and positioning of store formats.

The National Banking and Securities Commission has authorized the registration of the securities issued at the Special Section of the National Securities Registry.

The debt securities mentioned have not been registered in the Securities Section of the National Securities Registry and shall not be offered or sold within Mexico.

The Company will request the registry of the securities involved in this transaction before the Irish Stock Exchange.

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

(F)

Reception Date at the BMV: 2006-04-19 12:14:00

Code: EVENTORE

Ticker: GIGANTE

Date: 19/04/2006

Company: Grupo Gigante, S.A. de C.V.

Place: Mexico, D.F.

Matter: Gurpo Gigante announces

Relevant Event: Grupo Gigante, S.A. de C.V. hereby announces that at the General Ordinary and Extraordinary Shareholders' Meeting held on April 18, 2006, it was resolved, among other matters, to set forth that the amount of the reserve for purchase of own shares is $50 million pesos, to adjust the corporate By-laws to the provisions of the newly issued Securities Market Law through amendments that will come into effect as of the date the mentioned law becomes effective, and to appoint one new member of the Board and two alternate members.